SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F       X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No        X

Portugal Telecom

First half 2008

Public Company- Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 28,277,855.31
Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Portugal Telecom

Consolidated report

First half 2008

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Consolidated report | first half 2008	1

Portugal Telecom

Portugal

Wireline	> Retail, arge corporates’ voice and data, ISP and broadband services [PT Comunicações 100%]
Euro 954 million (revenues)	> SMEs’ voice and data [PT Prime 100%]
Mobile	> TMN 100%
Euro 781 million (revenues)

Main international assets

			Revenues (Euro million)

Vivo 31.78%	> Brazil	> Mobile	1,434
Unitel 25% (*)	> Angola	> Mobile	352
Médi Télécom 32.18%	> Morocco	> Mobile	214
CTM 28%	> Macao	> Wireline, mobile, Internet and data	98
MTC 34% (*)	> Namibia	> Mobile	51
CVT 40% (*)	> Cape Verde	> Wireline, mobile, Internet and data	35
Timor Telecom 41.12%	> East Timor	> Wireline, mobile, Internet and data	11
CST 51% (*)	> São Tomé e Príncipe	> Wireline, mobile, Internet and data	4
UOL 29%	> Brazil	> ISP, contents and Internet	108

(*) These stakes are held by Africatel, which is controlled 78% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

2

Portugal Telecom

01      Financial review

Consolidated income statement

Consolidated income statement (1)			Euro million

	1H08	1H07	y.o.y
Operating revenues	3,250.1	2,955.8	10.0%
Wireline	953.7	992.9	(4.0%)
Domestic mobile • TMN	780.8	728.1	7.2%
Brazilian mobile • Vivo (1)	1,433.5	1,140.3	25.7%
Other and eliminations	82.1	94.4	(13.0%)
Operating costs, excluding D&A	2,079.1	1,809.0	14.9%
Wages and salaries	311.2	322.6	(3.5%)
Post retirement benefits	21.9	(17.3)	n.m.
Direct costs	518.3	428.1	21.1%
Commercial costs	578.6	466.3	24.1%
Other operating costs	649.1	609.3	6.5%

EBITDA (2)	1,171.1	1,146.8	2.1%
EBITDA pre PRBs (3)	1,192.9	1,129.5	5.6%
Depreciation and amortisation	609.6	540.6	12.8%
Income from operations (4)	561.5	606.2	(7.4%)
Other expenses (income)	79.4	111.1	(28.5%)
Curtailment costs, net	78.0	84.4	(7.6%)
Net losses (gains) on disposal of fixed assets	(13.3)	0.9	n.m.
Net other costs (gains)	14.6	25.7	(43.0%)
Income before financ. & inc. taxes	482.1	495.1	(2.6%)
Financial expenses (income)	73.0	(89.1)	n.m.
Net interest expenses	115.6	90.9	27.2%
Equity in losses (earnings) of affiliates	(74.5)	(52.9)	40.8%
Net other financial losses (gains)	31.9	(127.1)	n.m.
Income before income taxes	409.1	584.3	(30.0%)
Provision for income taxes	(114.6)	(141.1)	(18.8%)
Income from continued operations	294.5	443.2	(33.6%)
Income from discontinued operations	0.0	28.6	n.m.
Losses (income) attributable to minority interests	(41.6)	(42.7)	(2.7%)
Consolidated net income	252.9	429.1	(41.1%)

(1) Considering a Euro/Real average exchange rate of 2.7218 in 1H07 and 2.5946 in 1H08. (2) EBITDA = income from operations + depreciation and amortization. (3) EBITDA pre PRBs = EBITDA + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

Consolidated operating revenues increased by 10.0% y.o.y in the first half of 2008, driven by growth at Vivo and TMN.

Vivo’s operating revenues increased by 25.7% y.o.y in Euros and by 19.8% y.o.y in Reais in the first half of 2008, primarily on the back of continued customer growth and the consolidation of Telemig in the second quarter of 2008. Excluding the impact of the consolidation of Telemig, consolidated operating revenues would have grown by 7.3% y.o.y with Vivo’s revenues growing by 19.0% y.o.y in Euros and by 13.4% y.o.y in Reais.

Consolidated report | first half 2008	3

TMN operating revenues increased by 7.2% y.o.y, underpinned by continued customer growth, particularly in postpaid customers and wireless broadband, with 223 thousand net adds, up 102.6% y.o.y.

Wireline operating revenues decreased by 4.0% y.o.y in the first half of 2008 as a result of the combined impact of line loss and pricing pressure on retail revenues. Nonetheless, in the second quarter of 2008, wireline revenues were broadly flat sequentially as a result of growth in pay-TV customers of 96 thousand in the first half and 70 thousand in the second quarter, and growth also in data and corporate. The increase of Portugal Telecom’s TV offer is also contributing to reduce churn and attract new voice and data customers as 50% of IPTV net adds are new Portugal Telecom customers.

Other revenues, including intra-group eliminations, decreased by 13.0% y.o.y mostly due to lower revenues from the call centre business in Portugal, following the spin-off of PT Multimedia, and also due to a lower contribution in revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset the 9.6% y.o.y growth in local currency.

Consolidated operating costs, excluding depreciation and amortization

Consolidated operating costs, excluding depreciation and amortization, amounted to Euro 2,079 million in the first half of 2008, an increase of 14.9% y.o.y. (Euro 270 million), reflecting the impacts of the consolidation of Telemig in the second quarter of 2008 (Euro 64 million) and of the appreciation of the Real against the Euro (Euro 52 million). Excluding these effects, the increase of operating costs is primarily explained by the higher contribution from Vivo (Euro 109 million), and by the prior years service gains related to post retirement benefits recorded in the first half of 2007 amounting to Euro 36 million, as explained in more detail below.

Consolidated operating costs			Euro million

	1H08	1H07	y.o.y
Wages and salaries	311.2	322.6	(3.5%)
Post retirement benefits	21.9	(17.3)	n.m.
Direct costs	518.3	428.1	21.1%
Commercial costs	578.6	466.3	24.1%
Support services	134.2	101.9	31.7%
Supplies and external services	331.4	334.5	(0.9%)
Indirect taxes	111.3	97.3	14.3%
Provisions	72.3	75.6	(4.3%)
Operating costs, excluding depreciation and amortization	2,079.1	1,809.0	14.9%

Wages and salaries _ Wages and salaries decreased by 3.5% y.o.y. to Euro 311 million in the first half of 2008, primarily as a result of the reduction in the contribution from the Wireline business (Euro 13 million) as a result of the ongoing redundancy programme and the focus on containing wage increases. Wages and salaries accounted for 9.6% of consolidated operating revenues.

4

Portugal Telecom

Post retirement benefits costs _ Post retirement benefit (PRB) costs amounted to Euro 22 million in the first half of 2008, as compared to a gain of Euro 17 million in the same period of last year. In the first half of 2007, this item included the recognition of a prior years’ service gains of Euro 36 million related to (1) the changes in the pension formulas introduced by the Dec-Law 187/2007, and (2) the changes made by Portugal Telecom to its pension obligations, which both led to a reduction in responsibilities. Excluding this effect, post retirement benefit costs would have increased from Euro 19 million in the first half of 2007 to Euro 22 million in the first half of 2008, primarily as a result of the decrease in the expected return on plan assets (Euro 5 million, due to the decrease in fund assets over last year), which more than offset the reduction in service costs (Euro 3 million) in connection with the changes made at the end of 2007 to the benefits granted under pension plans.

Direct costs _ Direct costs increased by 21.1% y.o.y to Euro 518 million in the first half of 2008 and accounted for 15.9% of consolidated operating revenues. This growth is primarily explained by Vivo, which increased by 38.3% y.o.y (Euro 75 million), reflecting the consolidation of Telemig in the second quarter of 2008 (Euro 19 million), the appreciation of the Real against the Euro (Euro 12 million), and the increase in interconnection costs related to the increase in M2M traffic in line with the increase in Vivo’s average customer base.

Commercial costs _ Commercial costs, which include cost of products sold, commissions and marketing and publicity expenses, increased by 24,1% y.o.y, reflecting primarily higher commercial activity in the domestic and Brazilian mobile businesses, including the rollout of the GSM by Vivo. The growth at Vivo is also explained by the impacts of the consolidation of Telemig in the second quarter of 2008 (Euro 21 million) and the appreciation of the Real against the Euro (Euro 17 million). Commercial costs accounted for 17.8% of consolidated operating revenues.

Support services _ Support services increased by 31.7% y.o.y to Euro 134 million in the first half of 2008 and accounted for 4.1% of consolidated operating revenues. This growth is primarily explained by the increase in support services from TMN (Euro 12 million) and Vivo (Euro 28 million), related to the provisioning and customer care costs associated with increasingly more complex services at both businesses. The increase at Vivo is also explained by the impacts of the consolidation of Telemig in second quarter of 2008 (Euro 3 million) and the appreciation of the Real against the Euro (Euro 5 million).

Supplies and external services _ Supplies and external expenses remained broadly stable at Euro 331 million in the first half of 2008, as compared to Euro 334 million in the same period of last year, and accounted for 10.2% of consolidated operating revenues. The reduction in supplies and external expenses in the domestic operations, due to strong focus on cost control, was partially offset by an increase of 6,0% at Vivo, mainly related to the consolidation of Telemig in the second quarter of 2008 (Euro 6 million) and the appreciation of the Real against the Euro (Euro 5 million). Excluding these

Consolidated report | first half 2008	5

effects, Vivo’s supplies and external services would have decreased by 4.2% y.o.y, reflecting also the focus on cost control.

Indirect taxes _ Indirect taxes, which mainly include spectrum fees (TMN and Vivo) and other taxes, increased from Euro 97 million in the first half of 2007 to Euro 111 million in the first half of 2008, mainly due to the growth in the customer base at both businesses. The increase at Vivo is also explained by the consolidation of Telemig in second quarter of 2008 (Euro 5 million) and the appreciation of the Real against the Euro (Euro 4 million).

Provisions _ Provisions decreased from Euro 76 million in the first half of 2007 to Euro 72 million in the first half of 2008. The decrease in this cost item is primarily related to the reduction of Euro 8 million at Vivo, mainly due to a decrease in the provision for doubtful accounts receivable, notwithstanding the impacts of the consolidation of Telemig in the second quarter of 2008 (Euro 4 million) and of the appreciation of the Real against the Euro (Euro 3 million). This cost item accounted for 2.2% of consolidated operating revenues.

EBITDA

EBITDA increased by 2.1% y.o.y in the first half of 2008 to Euro 1,171 million, with margin at 36.0%. Excluding post retirement benefit costs (PRBs), EBITDA increased by 5.6% y.o.y, equivalent to a margin of 36.7%. EBITDA improvement in the period was driven by growth in the mobile divisions, Vivo and TMN.

EBITDA by business segment (1) (2)			Euro million
	1H08	1H07	y.o.y
Wireline	437.9	506.0	(13.5%	)
Domestic mobile • TMN	338.8	327.4	3.5%
Brazilian mobile • Vivo (1)	347.4	274.7	26.5%
Other and eliminations	47.0	38.7	21.4%
EBITDA (2)	1,171.1	1,146.8	2.1%
EBITDA margin (%)	36.0	38.8	(2.8pp	)
EBITDA pre PRBs (3)	1,192.9	1,129.5	5.6%
EBITDA margin pre PRBs(%)	36.7	38.2	(1.5pp	)

(1) Considering a Euro/Real average exchange rate of 2.7218 in the first half of 2007 and 2.5946 in the first half of 2008. (2) EBITDA = income from operations + depreciation and amortization. (3) EBITDA pre PRBs = EBITDA + post retirement benefits.

Vivo’s EBITDA increased by 26.5% y.o.y (20.6% y.o.y in local currency), primarily on the back of the strong increase in service revenues and the impact of the consolidation of Telemig. Excluding the effect of Telemig, Vivo’s EBITDA would have grown by 21.7% y.o.y (16.0% y.o.y in local currency).

TMN’s EBITDA increased by 3.5% y.o.y, driven by robust customer and revenue growth and by strict cost control.  This EBITDA performance was achieved against a backdrop of intense commercial activity and higher customer care and support costs as a result of increased penetration of integrated devices and usage of more complex data services.

Portugal Telecom

Wireline EBITDA reached Euro 438 million with a margin of 45.9%. Excluding PRBs, EBITDA of the Wireline segment declined by 5.9% due to the reduction in top line and to the increase in the costs associated with the launch of new services, namely pay-TV using IPTV and satellite.

Other EBITDA increased to Euro 47 million in the first half of 2008, mainly as a result of the increased contribution of the international assets.

Net income

Depreciation and amortisation _ Depreciation and amortisation costs increased by 12.8% y.o.y. in the first half of 2008 to Euro 610 million, reflecting mainly higher contributions from: (1) Vivo, which accounts for 80% of the increase in D&A, primarily explained by the consolidation of Telemig (Euro 12 million), appreciation of the Real against the Euro (Euro 13 million) and higher depreciation rates for the TDMA and CDMA networks (Euro 23 million), following the GSM network rollout; and (2) TMN and wireline business in Portugal, as a result of increased D&A regarding the commitments towards the information society (Euro 15 million) and television investments (Euro 3 million), namely IPTV and satellite.

Curtailment costs, net _ Curtailment costs amounted to Euro 78 million in the first half of 2008, corresponding to a reduction of 267 employees, mainly in the domestic business. In the first half of 2007, Portugal Telecom made 253 employees redundant with curtailment costs of Euro 84 million.

Net gains on disposal of fixed assets _ Net gains on disposal of fixed assets amounted to Euro 13 million in the first half of 2008, as compared to a loss of Euro 1 million in the same period of last year, primarily due to the disposal of real estate assets, which resulted in a gain of Euro 11 million and a cash inflow of Euro 15 million.

Net interest expenses _ Net interest expenses increased by 27.2% y.o.y to Euro 116 million due to the increase in Portugal Telecom’s average net debt. This increase was partially offset by the reduction in net interest expenses from Vivo due to the decrease in the average cost of debt in Brazil, which more than offset the increase in Vivo’s average net debt in the second quarter of 2008, following the acquisition of Telemig. Consolidated average cost of debt of Portugal Telecom was 4.6% in the first half of 2008. Excluding Brazil, the average cost of debt increased from 3.4% in the first half of 2007 to 4.0% in the first half of 2008, which remains below the 5-year swap rate.

Equity in earnings of associated companies, net _ Equity in earnings of affiliates in the first half of 2008 amounted to Euro 74 million, as compared to Euro 53 million in the same period of last year. This item includes primarily Portugal Telecom’s share in the earnings of: (1) Unitel: Euro 49 million in the first half

Consolidated report | first half 2008	7

of 2008 vs. Euro 42 million in the first half of 2007; (2) Médi Télécom: Euro 5 million in the first half of 2008 vs. Euro 3 million in the first half of 2007; (3) CTM: Euro 6 million in the first half of 2008 vs. Euro 9 million in the first half of 2007, and (4) UOL: Euro 6 million in the first half of 2008 vs. Euro 5 million in the first half of 2007. In the first half of 2008, this caption also includes a gain of Euro 9 million resulting from the sale of the 34% stake in Banco BEST.

Net other financial losses (gains) _ Net other financial losses amounted to Euro 32 million in the first half of 2008, as compared to net gains of Euro 127 million in the first half of 2007. This item includes: (1) net foreign currency losses of Euro 13 million in the first half of 2008, due to the depreciation of the US Dollar, as compared to net foreign currency gains of Euro 3 million in the first half of 2007; (2) the change in fair value of free-standing cross currency derivatives (losses of Euro 6 million in the first half of 2008 vs. losses of Euro 5 million in the first half of 2007); (3) the change in fair value of equity swap contracts on PTM shares (gains of Euro 77 million in the first half of 2007), which were cash settled in the second quarter of 2007; (4) a gain of Euro 36 million booked in the first half of 2007 related to the disposal of the investment in Banco Espírito Santo; and (5) the financial settlement of equity swap contracts in the first half of 2007 related mainly to the previous share buyback (gains of Euro 31 million). This item also includes banking services and other financing costs totalling Euro 13 million in the first half of 2008 (Euro 15 million in the same period last year).

Provision for income taxes _ Provision for income taxes amounted to Euro 115 million in the first half of 2008, as compared to Euro 141 million in the first half of 2007, corresponding to an effective tax rate of 28% in the first half of 2008, as compared to 24% in the same period of last year. The increase in the effective tax rate is primarily explained by (1) higher non-taxable capital gains on the disposal of investments in the first half of 2007 (Euro 36 million related to the disposal of the investment in Banco Espírito Santo), as compared to the first half of 2008 (Euro 9 million related to the disposal of the stake in Banco BEST), and also by (2) the reduction of deferred tax liabilities in the first half of 2007 amounting to Euro 6 million related to certain capital gains which, in accordance with Portuguese tax legislation, were no longer taxable as from 2007.

Minority interests _ Income attributable to minority interests remained broadly flat at Euro 42 million in the first half of 2008. The increase in income attributable to minority interests of Vivo (Euro 16 million in the first half of 2008 vs. Euro 5 million in the first half of 2007) and the income attributable to minority interests of Africatel in the first half of 2008 (Euro 8 million), following the sale of a 22% stake of this holding company in August 2007, were offset by the income attributable to the minority interests of PT Multimedia in the first half of 2007 (Euro 20 million), which is no longer part of Portugal Telecom following its spin-off on 7 November 2007.

Net income _ Net income amounted to Euro 253 million in the first half of 2008 as compared to Euro 429 million in the first half of 2007. The results of the first half of 2008 and 2007 include primarily the

Portugal Telecom

following exceptional items: (1) Euro 36 million of prior years’ service gains related to post retirement benefits recorded in the first half of 2007; (2) Euro 3 million related to the reversal of PIS/Cofins taxes at Vivo; (3) work force reduction programme costs of Euro 78 million and Euro 84 million in the first half of 2008 and 2007, respectively; (4) financial gains of Euro 9 million and Euro 144 million in the first half of 2008 and 2007, respectively; and the (5) results of discontinued operations in the first half of 2007 (Euro 29 million). Excluding these exceptional items, net of the related tax effects and minority interests, net income would have amounted to Euro 301 million in the first half of 2008, as compared to Euro 337 million in the same period last year. This 10.8% y.o.y decline is mainly related to: (1) higher interest costs in the first half of 2008 as a result of the increased net debt due to the execution of the share buyback programme; and (2) the increase in depreciation and amortisation costs in the first half of 2008. These effects more than offset the improvement in EBITDA in the first half of 2008.

Capex

Capex by business segment (1)			Euro million
	1H08	1H07	y.o.y
Wireline	125.7	104.7	20.1%
Domestic mobile • TMN (2)	80.1	62.6	27.9%
Brazilian mobile • Vivo (1)	128.2	105.2	21.9%
Other	24.3	26.0	(6.3%	)
Total capex	358.4	298.5	20.1%
Capex as % of revenues (%)	11.0	10.1	0.9pp

(1) Considering a Euro/Real average exchange rate of 2.7218 in the first half of 2007 and 2.5946 in the first half of 2008. Capex in the first half of 2008 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). (2) In the first half of 2007 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

Total capex increased by 20.1% y.o.y in the first half of 2008 to Euro 358 million, equivalent to 11% of revenues. Wireline capex increased by 20.1% to Euro 126 million, as a result of investments in network upgrades to provide greater bandwidth, in great part related to the launch of television, and client-related capex which reflects the higher level of net adds in the pay-TV services during the period (96 thousand). TMN’s capex increased by 27.9% y.o.y to Euro 80 million, driven by the continued deployment of 3G/3.5G networks, both in terms of coverage and of capacity, aimed at providing mobile voice and data services to customers. Capex at Vivo increased by 21.9% y.o.y (16.2% in local currency) and continued to be directed towards network coverage and capacity, namely in GSM/EDGE. Excluding the consolidation of Telemig, Vivo’s capex would have increased by 1.2% y.o.y in Euros (3.5% in local currency). In the first half of 2008, other capex decreased to Euro 24 million, as compared to Euro 26 million in the first half of 2007, mainly due to the depreciation of local currencies of other international businesses.

Consolidated report | first half 2008	9

Cash flow

Free cash flow			Euro million
	1H08	1H07	y.o.y
EBITDA pre PRBs minus Capex (1)	834.5	831.0	0.4%
Non-cash items	81.5	73.8	10.5%
Change in working capital	(199.1)	(275.1)	(27.6%	)
Operating cash flow	716.9	629.7	13.8%
Acquisition of Telemig	(326.8)	0.0	n.m.
Disposal of stake in BEST	16.0	0.0	n.m.
Disposal of stake in BES	0.0	110.3	n.m.
Cash settlement of equity swap over PTM shares	0.0	94.5	n.m.
Disposal of other financial investments, net	(0.5)	3.7	n.m.
Interest paid	(202.4)	(189.7)	6.7%
Contributions and payments related to PRBs	(100.8)	(46.8)	115.4%
Income taxes paid	(93.7)	(109.1)	(14.2%	)
Dividends received (2)	9.1	92.2	(90.1%	)
Other cash movements	(11.0)	(39.7)	(72.2%	)
Free cash flow	6.7	545.0	(98.8%	)

(1) In the first half of 2008 and 2007, Capex excludes the acquisition of 3G licenses in Brazil (Euro 227 million) and additional commitment under the terms of the UMTS license (Euro 8 million), respectively. (2) In the first half of 2007 this caption included dividends received from Unitel (Euro 27 million related to 2005 earnings), PT Multimedia (Euro 54 million) and BES (Euro 3 million).

Operating free cash flow _ Operating cash flow amounted to Euro 717 million in the first half of 2008, an increase of 13.8% y.o.y. primarily as a result of lower working capital investment (-27.6%), with EBITDA minus capex excluding PRBs remaining broadly stable (Euro 835 million in the first half of 2008 vs. Euro 831 million in the first half of 2007).

Free cash flow _ In the first half of 2008, free cash flow decreased to Euro 7 million as compared to Euro 545 million in the same period of last year. This evolution in free cash flow reflects the Euro 327 million investment made in the first half of 2008 related to the acquisition of the controlling stake in Telemig and the voluntary tender offers launched over one third of the outstanding preferred shares of Telemig Celular Participação and Telemig Celular, as compared to a disposal of financial investments (including equity swaps) in the first half of 2007 that resulted in a cash inflow of Euro 209 million.

Portugal Telecom

Consolidated balance sheet

Consolidated balance sheet (1)		Euro million
	30 June 2008	31 December 2007
Cash and equivalents	1,121.6	1,834.9
Accounts receivable, current	1,518.5	1,436.2
Inventories, net	232.8	160.6
Other current assets	421.5	384.6
Financial investments	551.5	565.3
Intangible assets, net	3,815.0	3,383.1
Tangible assets, net	3,804.3	3,585.4
Accrued post retirement asset	106.3	134.1
Other assets	930.8	910.7
Deferred tax assets	1,259.3	1,106.2
Total assets	13,346.8	13,122.2
Accounts payable, current	1,108.3	1,108.9
Gross debt	6,921.6	6,216.8
Accrued post retirement liability (2)	1,637.5	1,463.9
Other liabilities	1,888.1	1,878.4
Deferred tax liabilities and deferred income	424.0	372.3
Total liabilities	11,979.5	11,040.4
Equity before minority interests	404.4	1,338.2
Minority interests	963.0	743.6
Total shareholders' equity	1,367.3	2,081.8
Total liabilities and shareholders' equity	13,346.8	13,122.2

(1) Considering a Euro/Real exchange rate of 2.5963 at year-end 2007 and 2.5112 at end of June 2008. (2) At 30 June 2008, this item includes Euro 25 million related to prior years’ service gains on unvested rights not yet recognized (Euro 26 million at 31 December 2007).

The net exposure to Brazil _ As at 30 June 2008, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,519 million (Euro 2,994 million at the Euro/Real exchange rate of 30 June 2008). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2008, amounted to Euro 6,443 million, equivalent to approximately 48.3% of total assets.

The increase in intangible assets during the first half of 2008 is primarily related to (1) the goodwill generated in the acquisition of Telemig (Euro 197 million) and (2) the acquisition of 3G licenses at Vivo (Euro 227 million). The increase in tangible assets during the first half of 2008 is mainly related to the impact of the revaluation of real estate (Euro 208 million).

Consolidated net debt

Change in net debt		Euro million
	1H08	1H07
Net debt (initial balance)	4,381.8	3,756.6
Less: Net debt of discontinued operations as at 31 December 2006	0.0	178.9
Less: free cash flow	6.7	545.0
Translation effect on foreign currency debt	48.3	34.9
Dividends paid by PT	533.2	516.5
Acquisition of own shares (1)	731.1	557.9
Impact of Telemig consolidation	(128.9)	0.0
Acquisition of 3G licenses by Vivo	227.2	0.0
Extraordinary contribution to fund healthcare post retirement benefits	0.0	117.0
Other (2)	13.9	21.5
Net debt (final balance)	5,800.0	4,280.4
Change in net debt	1,418.1	523.9
Change in net debt (%)	32.4%	13.9%

(1) In the first half of 2008, Portugal Telecom contracted equity swaps over 89.2 million own shares under its share buyback programme. (2) In the first half of 2008, this caption includes the dividends paid by Portugal Telecom’s fully consolidated subsidiaries totaling Euro 12 million (Euro 13 million in the first half of 2007).

Consolidated report | first half 2008	11

Net debt _ Consolidated net debt amounted to Euro 5,800 million as at 30 June 2008, as compared to Euro 4,382 million as at 31 December 2007. The increase in net debt in the period is explained mainly by: (1) the acquisition of the 3G licenses in Brazil (Euro 227 million); (2) the share buyback reflecting the financing strategy of Portugal Telecom (Euro 731 million), and (3) the dividends paid by Portugal Telecom (Euro 533 million).

Consolidated net debt				Euro million
	30 June 2008	31 December 2007	Change	Change (%	)
Short-term	2,552.6	1,256.1	1,296.5	103.2%
Bonds	978.4	96.3	882.1	n.m.
Bank loans	464.4	431.3	33.1	7.7%
Other loans	472.8	324.0	148.9	46.0%
Commitments under the UMTS license	53.3	55.9	(2.6)	(4.6%	)
Liability related to the 3G licenses acquired by Vivo	216.5	0.0	216.5	n.m.
Liability with equity swaps on own shares	342.4	323.2	19.2	5.9%
Liability related to satellite capacity	6.3	5.9	0.4	6.8%
Financial leases	18.5	19.6	(1.0)	(5.4%	)
Medium and long-term	4,369.0	4,960.7	(591.7)	(11.9%	)
Exchangeable bonds	693.3	689.4	3.9	0.6%
Bonds	2,195.3	3,061.7	(866.4)	(28.3%	)
Bank loans	1,252.7	940.9	311.8	33.1%
Other loans	13.3	0.0	13.3	n.m.
Commitments under the UMTS license	97.9	144.7	(46.7)	(32.3%	)
Liability related to satellite capacity	33.5	36.6	(3.1)	(8.5%	)
Financial leases	82.9	87.4	(4.5)	(5.1%	)
Gross debt	6,921.6	6,216.8	704.8	11.3%
Cash and equivalents	1,121.6	1,834.9	(713.3)	(38.9%	)
Net debt	5,800.0	4,381.8	1,418.1	32.4%

Total debt _ As at 30 June 2008, consolidated total amounted to Euro 6,922 million, of which 63.1% was medium and long-term, and 59.7% was set in fixed rates. As at 30 June 2008, 79.6% of total debt was denominated in Euros and 20.4% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by Portugal Telecom, amounted to Euro 816 million as at 30 June 2008. At the end of June 2008, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.

The total undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities stood at Euro 1,302 million as at 30 June 2008. The amount of available cash from the domestic operations plus the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities totalled Euro 1,731 million at the end of June 2008.

Cost of debt and maturity _ In the first half of 2008, Portugal Telecom’s average cost of debt and maturity was 4.6% and 5.0 years, respectively. Excluding Brazil, Portugal Telecom’s average cost of debt was 4.0% in the first half of 2008, with a maturity of 5.1 years as at 30 June 2008. In the first half of 2008, the net debt to EBITDA ratio was 2.5x (1.9x in the first half of 2007) and EBITDA cover stood at 10.1x (12.6x in the first half of 2007).

Portugal Telecom

Post retirement benefits

PBO _ As at 31 December 2007, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits amounted to Euro 4,203 million. The PBO was computed based on a discount rate of 5.25% for pension and healthcare obligations and 4.75% for salary obligations to pre-retired and suspended employees. Portugal Telecom’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and since 2000 for healthcare.

Change in gross unfunded obligation		Euro million
	1H08	1H07
Gross unfunded obligations (initial balance)	1,304.0	1,654.4
Post retirement benefits costs (PRB) (1)	22.8	(15.7)
Prior years service gains related to unvested rights	0.0	(6.0)
Curtailment cost	78.0	84.4
Contributions and payments (2)	(100.8)	(163.8)
Net actuarial (gains) losses	202.2	(321.6)
Gross unfunded obligations (final balance)	1,506.2	1,231.7

(1) In the first half of 2008, the PRB cost recorded in the income statement amounted to Euro 21.9 million, including a gain of Euro 0.9 million related to the amortization of prior year service gains of unvested rights. (2) In the first half of 2008, this caption includes termination payments (Euro 5 million), payments of salaries to pre-retired and suspended employees (Euro 83 million) and healthcare expenses (Euro 12 million).

Gross unfunded obligations _ Gross unfunded obligations increased by Euro 202 million in the first half of 2008 to Euro 1,506 million, primarily as a result of: (1) the net actuarial losses related to the difference between the expected and the actual return on the plan assets (Euro 202 million); (2) curtailment costs of Euro 78 million, and (3) PRB costs amounting to Euro 23 million. These effects were partially offset by contributions and payments related to post retirement benefits amounting to Euro 101 million.

Post retirement benefits costs and curtailment costs		Euro million
	1H08	1H07
Service cost	5.2	8.3
Interest cost	103.6	103.4
Expected return on assets	(86.0)	(91.2)
Prior years service gains (1)	0.0	(36.2)
Sub-total	22.8	(15.7)
Amortisation of prior year service gains	(0.9)	(1.6)
Post retirement benefits costs	21.9	(17.3)

(1) In the first half of 2007, this item was related to certain changes in the Social Security rules (DL 187/2007) and to the formula used by Portugal Telecom to calculate pension supplements.

Shareholders’ equity (excluding minority interests)

Shareholders’ equity _ As at 30 June 2008, shareholders’ equity excluding minority interests amounted to Euro 404 million, a decrease of Euro 934 million in the first half of 2008. This reduction is mainly explained by the equity swaps contracted over Portugal Telecom’s own shares (Euro 731 million) and by the dividends paid to shareholders related to fiscal year 2007 (Euro 533 million), notwithstanding the Euro 253 million net income generated in the period. The positive currency translation adjustments of Euro 78 million are primarily explained by the appreciation of the Euro/Real exchange rate, which improved to 2.5112 at the end of June 2008. The impact of net actuarial losses due to the difference between the expected and the actual return on the plan assets, net of taxes, was Euro 151 million. This effect was offset by the impact of the revaluation of certain real estate assets, which, net of taxes, amounted to Euro 153 million.

Consolidated report | first half 2008                                                                                                                                          13

Change in shareholders’ equity (excluding minority interests)	Euro million
1H08
Equity before minority interests (initial balance)	1,338.2
Net income	252.9
Currency translation adjustments (1)	78.3
Dividends attributed (2)	(533.2)
Acquisition of own stock (3)	(731.1)
Net actuarial gains, net of taxes	(151.1)
Revaluation of real estate, net of taxes	153.0
Other	(2.6)
Equity before minority interests (final balance)	404.4
Change in equity before minority interests	(933.9)
Change in equity before minority interests (%)	(69.8% )

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Dividends attributed and paid on 24 April 2008. (3) In the first half of 2008, Portugal Telecom contracted equity swaps over 89.2 million own shares under its share buyback programme, of which 68.6 million own shares were physically exercised on 20 March 2008.

As at 30 June 2008, Portugal Telecom had 41.2 million treasury shares in its balance sheet (of which 20.6 million relate to a previous share buyback programme and the remaining to the current share buyback in execution), with a carrying value of Euro 342 million. As announced on 25 July 2008, Portugal Telecom has acquired up to that date during July an additional 25.5 million shares, and as a result has already completed its Euro 2.1 billion share buyback programme. Portugal Telecom has acquired under this programme 232 million shares, which represent 20.6% of share capital at the time of the announcement. The total number of outstanding shares, adjusting for the 66.7 million treasury shares acquired through equity swaps (including 20.6 million shares acquired under a previous buyback), is 876 million.

Distributable reserves _ Distributable reserves decreased by Euro 1,062 million to Euro 794 million at the end of June 2008, with the net income generated in the first half of 2008 under Portuguese GAAP (Euro 204 million) being more than offset by the acquisition of treasury shares in the first half of 2008 (Euro 712 million, of which Euro 576 million were related to equity swaps over 68.6 million shares contracted in the first half of 2008 and Euro 136 million were related to equity swaps over 20.6 million shares contracted in 2007) and dividends paid (Euro 533 million).

Change in distributable reserves	Euro million
1H08
Distributable reserves (initial balance)	1,856.5
Dividends attributed	(533.2)
Net income under Portuguese GAAP	204.0
Acquisition of treasury stock (1)	(711.9)
Other	(21.0)
Distributable reserves (final balance)	794.4
Change in distributable reserves in the period	(1,062.1)
Change in distributable reserves in the period (%)	(57.2% )

(1) In the first half of 2008, Portugal Telecom acquired 83.2 million own shares for a total amount of Euro 712 million, through the physical exercise, on 20 March 2008, of equity swaps contracted in 4Q07 and first quarter of 2008 under the share buyback programme currently being executed. These shares were cancelled on 24 March 2008.

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares, corresponding to 8.11% of the share capital. As a result, Portugal Telecom’s share capital is now Euro 28,277,855.31 represented by 942,595,177 shares.

Portugal Telecom

02      Business performance

Domestic market

Revenues from domestic operations, which include wireline and TMN, decreased by 0.3% to Euro 1.665 million in the first half of 2008 on the back of strong performance of the mobile segment and sustained recovery in the wireline segment. Revenue growth at TMN continued at a strong pace (+7.2% y.o.y in the first half) and driven by growth in wireless broadband. As a result, data revenues increased by 41.0% and already account for 18.8% of mobile service revenues (up 4.7pp y.o.y). Revenues from the wireline segment declined by 4.0% y.o.y in the first half of 2008, improving its performance sequentially in the second quarter due to the take up of the pay-TV service. This improvement is also shown in the performance of retail revenue generating units (RGUs, retail accesses), which increased by 27 thousand in the second quarter of 2008 compared to a decrease of 31 thousand in the first quarter of 2008.

Domestic operations income statement (1)			Euro million
	1H08	1H07	y.o.y
Operating revenues	1,665.4	1,671.0	(0.3%	)
Wireline	953.7	992.9	(4.0%	)
Domestic mobile • TMN	780.8	728.1	7.2%
Other and eliminations	(69.1)	(50.1)	38.0%
Operating costs, excluding D&A	891.9	841.0	6.1%
Wages and salaries	173.2	191.6	(9.6%	)
Post retirement benefits (PRBs)	21.9	(17.4)	n.m.
Direct costs	243.0	227.6	6.7%
Commercial costs	182.0	166.4	9.4%
Other operating costs	271.8	272.7	(0.3%	)
EBITDA (2)	773.4	830.0	(6.8%	)
EBITDA pre PRBs (3)	795.3	812.6	(2.1%	)
Depreciation and amortisation	293.5	279.5	5.0%
Income from operations (4)	479.9	550.5	(12.8%	)
EBITDA margin	46.4%	49.7%	(3.2pp	)
EBITDA margin pre PRBs	47.8%	48.6%	(0.9pp	)
Capex (5)	209.8	171.3	22.5%
Capex as % of revenues	12.6%	10.3%	2.3pp
EBITDA minus Capex	563.6	658.6	(14.4%	)
EBITDA pre PRBs minus Capex	585.4	641.3	(8.7%	)

(1) Domestic operations includes the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = income from operations + depreciation and amortisation + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (5) In the fisrt half of 2007 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

EBITDA from domestic operations reached Euro 773 million, with a margin of 46.4%. EBITDA pre PRBs stood at Euro 795 million, declining only by 2.1% y.o.y. This improved performance was achieved on the back of a strict control of addressable costs and against a backdrop of: (1) increasing commercial activity at the wireline segment, namely in the television service (96 thousand net adds in the first half of 2008), and at TMN (net adds up 102.6% y.o.y), and (2) higher customer care and support costs due to strong take up of wireless broadband, as well as pay-TV services. Cost control is reflected in the 9.6% decline in wages and salaries and in other operating costs, which decreased by 0.3%. The reduction in wages and

Consolidated report | first half 2008	15

salaries reflects the net reduction in employees of domestic operations, which in the first half of 2008 reached 172 employees, including 182 employees in the wireline business.

Wireline

Wireline operating revenues decreased by 4.0% y.o.y in the first half of 2008 to Euro 954 million. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and data and corporate services have been increasing. The revenue performance continues to show a steady improvement on the back of growing retail revenue generating units, which increased 27 thousand in the second quarter, reverting the negative trend seen in the last eleven quarters. The decline in wireline revenues is the lowest that has been posted in the past consecutive six semesters.

Wireline income statement (1)			Euro million
	1H08	1H07	y.o.y
Operating revenues	953.7	992.9	(4.0%	)
Retail	481.5	525.9	(8.4%	)
Voice	389.3	433.1	(10.1%	)
Data & Other	92.2	92.8	(0.7%	)
Wholesale	237.0	235.2	0.8%
Data & corporate	137.7	133.7	3.0%
Other wireline revenues	97.5	98.1	(0.7%	)
Operating costs, excluding D&A	515.8	486.9	5.9%
Wages and salaries	113.7	126.8	(10.4%	)
Post retirement benefits (PRBs)	21.8	(17.4)	n.m.
Direct costs	181.1	172.4	5.1%
Commercial costs	54.0	42.1	28.2%
Other operating costs	145.2	163.0	(11.0%	)
EBITDA (2)	437.9	506.0	(13.5%	)
EBITDA pre PRBs (3)	459.8	488.6	(5.9%	)
Depreciation and amortisation	168.8	162.7	3.8%
Income from operations (4)	269.1	343.4	(21.6%	)
EBITDA margin	45.9%	51.0%	(5.0pp	)
EBITDA margin pre PRBs	48.2%	49.2%	(1.0pp	)
Capex	125.7	104.7	20.1%
Capex as % of revenues	13.2%	10.5%	2.6pp
EBITDA minus Capex	312.2	401.3	(22.2%	)
EBITDA pre PRBs minus Capex	334.0	383.9	(13.0%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) EBITDA pre PRBs = income from operations + depreciation and amortisation + post retirement benefits. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 8.4% y.o.y in the first half of 2008 on the back of continued competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband. Voice revenues decreased by 10.1% y.o.y in the first half of 2008, as a result of line loss and increased pricing pressure, particularly in ULL and cable areas. Data and other retail revenues decreased by 0.7% y.o.y, on the back of the decline in broadband ADSL and narrowband ISP revenues, which more than offset the contribution of the pay-TV services.

Wholesale revenues increased by 0.8% y.o.y in the first half of 2008, as a result of the increase in leased lines revenues (+9.5%) that more than offset the decrease in traffic revenues (-3.9% y.o.y).

Portugal Telecom

Data & corporate revenues increased by 3.0% y.o.y in the first half of 2008 as a result of the successful migration of traditional voice and data services to more advanced and integrated solutions, which include (1) the provision of increasingly higher bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. Also important to underline is the increased importance of integrated solutions and the growth of PT in certain segments of the market, namely education and healthcare. PT signed more than 2 thousand contracts during the period, which represent an annual increase of more than 15% in total contract volumes. In addition, PT gained several new international projects in data centres and IT systems, which reinforced PT’s position in this segment. Growth in the period in this segment of PT’s business was also underpinned by the increase in revenues from network management, outsourcing and IT solutions (+9.4% y.o.y).

Other revenues remained broadly flat in the first half of 2008 (-0.7%), as a result of the increase in portal revenues (+35.4%), which offset the decrease in equipment sales (-3.8%).

EBITDA pre PRBs declined by 5.9% y.o.y, while operating expenses, excluding post retirement benefits, declined by 2.0%. This improved performance is the result of strict cost control, which continued to be a key priority in the wireline segment and translated into a continued reduction in wages and salaries (-10.4% y.o.y) and other operating costs (-11.0% y.o.y). This performance was achieved notwithstanding the launch of new services, namely pay-TV, which increased programming costs (included under direct costs) and commercial costs. The increase in commercial costs is mainly the result of the marketing campaigns associated with the rollout of IPTV services and commercial launch of the satellite service in April. In the first half of 2008, the number of employees declined by 11.6% y.o.y to 6,172. The net reduction in headcount in the first half of 2008 reached 182 employees, thus improving the efficiency ratio to 673 lines per employee.

Capex amounted to Euro 126 million in the first half of 2008, equivalent to 13.2% of operating revenues, growing 20.1% y.o.y. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity to provide pay-TV services, and (3) client-related capex as a result of investments in TV terminal equipment (set-top boxes) for residential clients and also investments in equipment for corporate clients. Worth highlighting is that in the first half of 2008 the increase in the capex associated with the television business was partially compensated by lower legacy capex. EBITDA pre PRBs minus Capex amounted to Euro 334 million in the first half of 2008.

The second quarter of 2008 showed, for the first time in the last eleven consecutive quarters, a positive evolution in retail revenue generating units (retail accesses). In effect, retail net adds in the second quarter reached 27 thousand, as a result of the significant take up of the pay-TV service (70 thousand net adds in the second quarter and 96 thousand in the first half of 2008), coupled with a flattish loss of traffic generating lines despite the increased competitive environment with aggressive offers from the

Consolidated report | first half 2008	17

cable operators. This performance in traffic generating lines benefited from the pay-TV offer as around 50% of the IPTV net adds are new customers to PT. The decline in voice lines (8.0% y.o.y to 2,894 thousand), was also the result of 44 thousand net disconnections of carrier pre-selection lines. Flat-fee ADSL accesses increased by 30 thousand in the first half of 2008 notwithstanding the strong growth in wireless broadband subscribers by TMN. PT continues to focus on improving the quality of its ADSL subscriber base and benefits from the growth in pay-TV services. ADSL retail accesses increased by 16 thousand to 667 thousand, with the growth in flat-fee accesses being partially offset by a net decrease in the pay-as-you-go product. Competitors’ lines (wholesale accesses + carrier pre-selection) decreased by 59 thousand in the first half of 2008.

In the first half of 2008, PT continued to market its pay-TV service, Meo, both through IPTV and satellite, which was commercially launched during April. The advertising campaigns and the marketing initiatives continued to focus on the distinctive features of the service, namely: (1) high definition, underpinned by the broadcasting of the European football championship games in a partnership with free-to-air channel TVI and the broadcast of the Summer Olympic Games in partnership with Eurosport; (2) digital recording, as PT provides full PVR-like EPG-based digital recording of up to 140 hours; (3) video on demand with access to an extensive library of over 1,000 movies and documentaries, and (4) the ability to subscribe to new channels in real time using the selfcare features of the set-top box. PT also continued to reinforce the quality of the content available in its various packages, and also included Disney Channel as part of the basic package. In addition, PT has recently launched a marketing initiative around this distinctive characteristic of its television service, which aims to take advantage of the summer holidays. The marketing campaigns around Meo continue to be a marked success and brand notoriety continues at high levels. In effect, proved ad recall was at 64% by the end of June, and has remained clearly above the 50% threshold in the past thirteen weeks, following the launch of the marketing campaign in the beginning of April.

During the period, PT was notified of the Draft Final Decisions of the Committee of Evaluation of the proposals submitted within the public tender procedure relating to the Digital Terrestrial Television (DTT) namely Mux A (transport of free-to-air signal) and Muxes B to F (pay-TV service). PT presented proposals for Mux A and Muxes B to F and has earned the best classification by an independent jury. These preliminary decisions of the Public Tender Committee, which will be subject to prior hearing of the interested parties, thus award PT the victory in both tenders. The participation of PT in both DTT tenders and the preliminary decisions of the Public Tender Committee confirm PT’s commitment towards the successful rollout of DTT in Portugal as well as towards the implementation of its multi-platform pay-TV strategy, based on IPTV, DTH, DTT and mobile, which aims to be a growth lever of the domestic operations of PT in the future.

Net adds in the pay-TV service reached 96 thousand in the period, increasing the subscriber base to 116 thousand at the end of June 2008, almost six times more when compared with December 2007 (21

Portugal Telecom

thousand). The pay-TV subscribers already represent 4.3% of traffic-generating lines and 17.4% of total ADSL subscriber base, a marked performance taking into consideration that the IPTV service was launched in the fourth quarter of 2007 and the satellite service in April 2008.

Wireline operating data
	1H08	1H07	y.o.y
Main accesses (‘000)	4,156	4,342	(4.3%	)
Retail accesses	3,678	3,861	(4.7%	)
PSTN/ISDN	2,894	3,146	(8.0%	)
Traffic-generating lines	2,700	2,833	(4.7%	)
Carrier pre-selection	194	313	(38.0%	)
ADSL retail (1)	667	715	(6.7%	)
TV customers	116	0	n.m.
Wholesale accesses	478	481	(0.7%	)
Unbundled local loops	315	244	29.0%
Wholesale line rental	106	173	(38.6%	)
ADSL wholesale	57	64	(11.3%	)
Net additions (‘000)	(20)	(62)	(67.0%	)
Retail accesses	(5)	(141)	(96.7%	)
PSTN/ISDN	(116)	(171)	(32.0%	)
Traffic-generating lines	(72)	(76)	(4.6%	)
Carrier pre-selection	(44)	(95)	(53.9%	)
ADSL retail	16	30	(47.6%	)
TV customers	96	0	n.m.
Wholesale accesses	(16)	79	n.m.
Unbundled local loops	24	48	(51.0%	)
Wholesale line rental	(34)	31	n.m.
ADSL wholesale	(6)	(1)	n.m.
Retail RGU per access (2)	1.27	1.23	3.5%
ARPU (Euro)	30.1	30.2	(0.3%	)
Voice	23.6	24.3	(3.0%	)
Data & other	6.4	5.8	10.6%
Total traffic (million minutes)	5,944	6,364	(6.6%	)
Retail traffic	2,505	2,659	(5.8%	)
Wholesale traffic	3,439	3,705	(7.2%	)
Employees	6,172	6,979	(11.6%	)

(1) the first half of 2008 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of the fourth quarter of 2007. (2) Retail accesses per PSTN/ISDN line

It is worth highlighting that the number of revenue generating units per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer (1.27 and 1.23 revenue generating units per line, as at the end of the first half of 2008 and 2007 respectively). In order to tackle line loss, the sale of pay-TV and broadband services has been critical to the strategy of the wireline business. The new triple-play strategy is proving to be a successful means of growing new customers as circa 50% of the new IPTV customers are new PT customers as they previously did not subscribe to any service from PT.

Blended ARPU has remained flat y.o.y in the first half of 2008 at Euro 30.1 with the growth in data and other ARPU, which increased by 10.6% y.o.y driven by the increased penetration of new services such as pay-TV, offsetting the decline in the subscription and voice ARPU (-3.0%).

Consolidated report | first half 2008	19

Domestic mobile - TMN

Operating revenues increased by 7.2% y.o.y in the first half of 2008 to Euro 781 million, supported by the growth of service revenues of 5.8% y.o.y. Data revenues continued to exhibit strong growth and were up 41.0% y.o.y, whilst equipment sales also increased 25.5% y.o.y. Customer revenues increased by 7.0% y.o.y to Euro 571 million on the back of strong customer growth, particularly in postpaid and wireless broadband, despite adverse evolution of roaming-out services due to price cuts.

Domestic mobile income statement (1)			Euro million
	1H08	1H07	y.o.y
Operating revenues	780.8	728.1	7.2%
Services rendered	705.2	666.5	5.8%
Customer	570.9	533.4	7.0%
Interconnection	124.1	118.6	4.6%
Roamers	10.2	14.6	(29.9%	)
Sales	71.7	57.1	25.5%
Other operating revenues	3.9	4.5	(13.5%	)
Operating costs, excluding D&A	442.0	400.7	10.3%
Wages and salaries	27.0	25.4	6.2%
Direct costs	141.1	137.3	2.8%
Commercial costs	146.8	141.3	3.9%
Other operating costs	127.2	96.7	31.5%
EBITDA (2)	338.8	327.4	3.5%
Depreciation and amortisation	116.4	106.1	9.7%
Income from operations (3)	222.4	221.4	0.5%
EBITDA margin	43.4%	45.0%	(1.6pp	)
Capex (4)	80.1	62.6	27.9%
Capex as % of revenues	10.3%	8.6%	1.7pp
EBITDA minus Capex	258.6	264.8	(2.3%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) In the fisrt half of 2007 capex excludes Euro 8 million related to additional commitments under the terms of the UMTS license.

Interconnection revenues increased by 4.6% y.o.y in the first half of 2008 to Euro 124 million. A final decision concerning the mobile termination rates (MTR) was announced by the regulator on 4 July 2008, which stipulated a decrease in tariffs down to Euro 6.5 cents, as of 1 April 2009 from the current value of Euro 11 cents. As a result, the first cut occurred in July 2008 to Euro 8 cents per minute. PT believes that the terms of this deliberation by the regulator are illegal and disproportionate given the size of the adjustment in the period, the reintroduction of asymmetry in fixed-mobile termination and introduction, for the first time in Portugal, of asymmetry in mobile-mobile termination in favour of the third operator. As a result, PT announced that it will use all means at its disposal to litigate against this decision.

EBITDA increased by 3.5% y.o.y to Euro 339 million in the first half of 2008, on the back of strong revenue growth and cost control. This performance was achieved notwithstanding: (1) significantly higher commercial activity focused on prepaid to postpaid migration and wireless broadband sales, which resulted in net adds of customers of 223 in the first half, up 102.6% y.o.y; (2) the adverse impact of roaming pricing cuts; (3) higher support costs, related with the provisioning and customer care costs associated with increasingly more complex services such as wireless broadband, and (4) increase in

Portugal Telecom

provisions due to a higher proportion of postpaid customers. EBITDA margin stood at 43.4% in the first half of 2008.

Capex increased from Euro 63 million in the first half of 2007 to Euro 80 million in the first half of 2008 and was directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and to provide improved mobile voice and data services to customers. Over 50% of capex is being directed towards 3G and 3.5G networks upgrading the radio access technology which will reduce power consumption thus reducing costs whilst also bringing environmental benefits. EBITDA minus Capex in the first half of 2008 amounted to Euro 259 million.

Total customers increased by 11.5% y.o.y to 6,485 thousand with net additions in the first half of 2008 reaching 223 thousand (+102.6% y.o.y), as a result of the successful rollout of both voice and data services, including the strong take-up of wireless broadband. TMN continued to focus on postpaid, particularly on the corporate segment, and on prepaid to postpaid migration. As a result, all net additions in the period were postpaid, which accounted for 26.9% of total customers at the end of the first half of 2008, up from 21.0% in the same period of last year.

Domestic mobile operating data (1)
	1H08	1H07	y.o.y
Customers ('000)	6,485	5,814	11.5%
Net additions ('000)	223	110	102.6%
MOU (minutes)	114	118	(3.1%	)
ARPU (Euro)	18.5	19.4	(4.9%	)
Customer	14.9	15.5	(3.8%	)
Interconnection	3.2	3.5	(5.9%	)
ARPM (Euro cents)	16.2	16.5	(1.8%	)
Data as% of service revenues (%)	18.8	14.1	4.7pp
SARC (Euro)	38.1	51.7	(26.4%	)
Employees	1,140	1,126	1.2%

(1) Includes MVNO subscribers.

TMN launched several marketing initiatives during the period aimed at continuing to enhance its brand awareness, especially in the youth segment. During the Easter period, TMN launched two main campaigns: (1) “Triplicar Páscoa 2008”, which triples a Euro 15 recharge during this period, and (2) “Páscoa Roaming”, which offers a 50% discount over the normal pricing after the third minute of a roaming call and as part of its sponsorship of the Portuguese football national team, TMN launched, during the Euro 2008 championship, an advertising campaign giving voice to players from the Portuguese national team and marketing value added alert services for goals, fixtures and standings as well as special roaming promotions for Austria and Switzerland aimed at stimulating usage. TMN also launched a price plan for the youth segment, “Moche”, which enables subscribers, for a monthly fee of Euro 14.90 to make free calls and send free SMS/MMS to other subscribers in the same plan and benefit from special prices within TMN’s network.

Consolidated report | first half 2008	21

Wireless broadband remained a key priority during the period, with TMN launching new marketing initiatives aimed at various segments from personal to corporate, namely a “Test Drive” campaign, which allows customers to test the broadband products for free during one month. Most of the wireless broadband plans involve a loyalty programme, with download speeds up to 7.2 Mbps and capacity of up to 6GB. TMN was recently awarded by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal. TMN already covers all district capitals with 3.5G.

PT also continued to develop and market OfficeBox, a fixed-mobile convergent service for SME’s and SOHO’s, which includes a PC, fixed and mobile voice, and fixed and mobile broadband. These integrated offers for a single user have fees ranging from Euro 27 to Euro 59. TMN also marketed a new offer of Meo Mobile, its mobile television service, allowing the subscription of the service for a minimum period of one week for a fee for Euro 1.97.

ARPU decreased by 4.9% y.o.y in the first half of 2008 to Euro 18.5, mainly as a result of the strong subscriber growth, increased penetration in lower segments of the market, growing number of users with multiple SIM cards and lower roaming prices. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 5.8% y.o.y in the first half of 2008. ARPU also reflected the EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007, although the price effects were mitigated, to a certain extent, by increased volumes. Blended MOU decreased by 3.1% y.o.y in the first half of 2008 to 114 minutes, primarily explained by growth in the customer base (+11.5% y.o.y, EoP), namely broadband.

Data services continued to contribute strongly to top line growth, with data revenues having increased by 41.0% y.o.y in the first half of 2008 and already accounting for 18.8% of service revenues, up from 14.1% last year. The increase in data service revenues is primarily based on non-SMS services, which more than doubled on an annual basis and already accounted for around 48% of total data revenues in the first half of 2008. This growth in non-SMS data was driven by a strong performance of wireless broadband.

Portugal Telecom

International market

Brazilian mobile - Vivo

Vivo concluded the acquisition of Telemig Celular, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented for the first half of 2008 include Telemig.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 19.8% y.o.y in the first half of 2008 to R$ 7,439 million, as a result of the growth in service revenues (+17.4% y.o.y) underpinned by strong growth in customers and in data service revenues. Excluding Telemig, Vivo’s operating revenues would have increased 13.4% y.o.y and service revenues would have grown by 11.3% y.o.y.

Brazilian mobile income statement (1)			R$million
	1H08	1H07	y.o.y
Operating revenues	7,438.9	6,207.4	19.8%
Services rendered	6,602.1	5,623.1	17.4%
Sales	674.5	479.1	40.8%
Other operating revenues	162.4	105.3	54.3%
Operating costs, excluding D&A	5,636.2	4,712.0	19.6%
Wages and salaries	361.2	346.0	4.4%
Direct costs	1,400.2	1,061.8	31.9%
Commercial costs	1,967.8	1,547.3	27.2%
Other operating costs	1,907.0	1,757.0	8.5%
EBITDA (2)	1,802.7	1,495.4	20.6%
Depreciation and amortisation	1,544.6	1,323.2	16.7%
Income from operations (3)	258.1	172.2	49.9%
EBITDA margin	24.2%	24.1%	0.1pp
Capex (4)	665.4	572.7	16.2%
Capex as% of revenues	8.9%	9.2%	(0.3pp	)
EBITDA minus Capex	1,137.4	922.7	23.3%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex in the first half of 2008 excludes the acquisition of 3G licenses in Brazil (R$ 1,179 million).

EBITDA increased by 20.6% y.o.y to R$ 1,803 million in the first half of 2008. Excluding Telemig, EBITDA would have increased by 16.0% y.o.y. The increase of 31.9% in direct costs (22.7% excluding Telemig) is primarily explained by the interconnection traffic growth as a consequence of the growth in the subscriber base as well as usage campaigns launched in the period. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 15.3% y.o.y in the first half of 2008 notwithstanding the higher commercial activity, which resulted in net adds of customers of 3.0 million in the first half, up 149.7% compared to the same period last year. This performance of SARC is explained by a higher proportion of GSM handsets and SIM cards, which have a lower cost, notwithstanding the increase in marketing and publicity related with the campaigns carried out in the period. As a result of the measures implemented over the past year, the provision for doubtful receivables in the first half of 2008 fell to 2.4% of operating revenues. EBITDA margin increased in the first half of 2008 by 0.1pp to 24.2%, notwithstanding the strong customer growth and its impact on both acquisition costs and FISTEL fees, which under IFRS are booked upfront.

Consolidated report | first half 2008	23

Capex, which excludes the booking of the investment (R$ 1,179 million) related with the acquisition of 3G licenses (band J), increased to R$ 665 million in the first half of 2008 and was mainly directed to: (1) network coverage; (2) capacity and quality, namely in the GSM/EDGE technology; (3) new customer service and front office systems, and (4) adaptation to the Number Portability project. The GSM/EDGE network overlay covers 2,354 municipalities, already exceeding the number of municipalities served by the CDMA network. Capex at Vivo increased by 16.2% in the first half of 2008. Excluding the consolidation of Telemig, capex at Vivo would have decreased by 3.5%.

Brazilian mobile operating data (1)
	1H08	1H07	y.o.y
Customers ('000)	40,435	30,241	33.7%
Market share (%)	30.4	28.4	2.0pp
Net additions ('000)	2,965	1,187	149.7%
MOU (minutes)	86	76	13.4%
ARPU (R$)	29.1	29.9	(2.7%	)
Customer	16.7	16.5	0.9%
Interconnection	12.3	13.2	(7.0%	)
Data as% of service revenues (%)	10.3	8.0	2.2pp
SARC (R$)	92.7	109.5	(15.3%	)
Employees	8,232	5,494	49.8%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s customer base increased by 33.7% y.o.y in the first half of 2008 to 40,435 thousand of which 4,262 thousand included from Telemig’s customer base. This allowed Vivo to consolidate its leadership of the Brazilian mobile market achieving, at the end of June 2008, a market share of 30.4%. Excluding Telemig, Vivo’s customer base would have increased by 19.6%. Net additions reached 2,965 thousand in the first half of 2008, while gross additions increased by 57.4% y.o.y. GSM accounted for approximately 87% of total gross additions in the first half of 2008, bringing the total number of GSM customers to 22,577 thousand at the end of the first half of 2008, equivalent to 55.8% of total customers. Vivo’s commercial activity in the first half of 2008 was centred on Mother’s Day and Valentine’s Day and focused on campaigns aimed at increasing usage. The strengthening of Vivo’s competitive position allowed for an improvement in the share of net additions, which increased to approximately 24.3%.

Vivo’s blended MOU has increased 13.4% y.o.y in the first half of 2008 to 86 minutes, as a result of the strong growth in outgoing MOU (+30.8% y.o.y). The success of Mother’s Day and Valentine’s Day campaigns, which offered bonus on-net and off-net fixed traffic and/or reduced tariffs for on-net and off-net fixed traffic, has underpinned the performance of outgoing MOU.

Vivo’s blended ARPU reached R$ 29.1 in the first half of 2008, a decrease of 2.7% y.o.y despite strong customer growth. This reduction was driven by the decrease in interconnection ARPU (-7.0% y.o.y), as a result of fixed-mobile traffic migration to mobile-mobile traffic. Customer ARPU has increased 0.9% y.o.y to R$16.7. Data ARPU increased to R$3.0 (+25%) as data revenues increased by 58.0% y.o.y in the first half of 2008, and now account for 10.3% (+2.2pp y.o.y) of service revenues. The growth drivers of data services were: (1) the strong increase in service revenue from Play, Java, SMS, as well as the increase in the customer base of Zap, Flash/Desk Modem, Blackberry and Smart Mail customers; (2) the increase in the use of person-to-person SMS, as a consequence of the increase of recharges with services and activations of post-paid plans with data advantages; (3) promotions for the usage of SMS Contents (interactivity actions on the TV and other media), and (4) new partnerships with content providers.

Other international investments

Highlights of main assets in Africa and Asia (1H08) (1) (2)					thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y		Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	7,079	2,452	3.6%	1,011	3.1%		41.2%	214.5	88.4
Unitel (3) (5)	25.00%	3,762	538	43.4%	322	40.1%		59.7%	351.7	210.1
MTC (4) (5)	34.00%	934	599	9.6%	295	4.2%		49.4%	51.0	25.2
CVT (4) (5)	40.00%	269	3,890	9.8%	2,252	(0.4%	)	57.9%	35.3	20.4
CTM (3)	28.00%	561	1,202	14.3%	518	15.5%		43.1%	97.8	42.1
CST (4) (5)	51.00%	42	89,874	24.9%	30,719	27.4%		34.2%	4.0	1.4
Timor Telecom (4)	41.12%	106	17	18.2%	9	19.1%		50.5%	11.4	5.8

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CST, CVT and Timor Telecom. (3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is 78% controlled by PT.

Morocco - Médi Télécom

Médi Télécom revenues increased by 3.6% y.o.y in the first half of 2008 to MAD 2,452 million, while EBITDA increased by 3.1% y.o.y to MAD 1,011 million, equivalent to a margin of 41.2%. The mobile customer base increased by 22.0% y.o.y to 7,073 thousand, with net additions in the first half of 2008 totalling 408 thousand. MOU decreased by 3.3% y.o.y in the first half of 2008 to 45 minutes. ARPU totalled MAD 58 in the first half of 2008, a decrease of 17.8% over the same period of last year, mainly due to the significant growth of the customer base, the decrease of interconnection tariffs and the increased competition in the market.

Angola - Unitel

Unitel’s revenues and EBITDA increased by 43.4% and 40.1% y.o.y respectively in the first half of 2008, underpinned by strong customer growth, both in Luanda and in other main districts of the country. EBITDA margin reached 59.7% in the first half of 2008. Net additions totalled 455 thousand in the first half of 2008, with the total customer base reaching 3,762 thousand at the end of June 2008, an increase of 50.3% over the same period of last year. In the first half of 2008, Unitel’s MOU decreased by 14.2% y.o.y to 101 minutes and ARPU amounted to USD 24 in the first half of 2008, a decrease of 8.8% over the same period of last year, as a result of the strong growth in the customer base.

Consolidated report | first half 2008	25

Namibia - MTC

MTC’s revenues and EBITDA increased by 9.6% and 4.2% y.o.y respectively in the first half of 2008. EBITDA performance has been impacted by higher commercial costs, as a result of increasing competiton, and higher network costs, as a result of investments in network coverage and capacity. Net additions totalled 134 thousand in the first half of 2008, with total customers reaching 934 thousand at the end of June 2008, an increase of 32.5% over the same period of last year. Postpaid customers increased by 30.9% y.o.y, representing 8.5% of total customer base. ARPU totalled NAD 115 in the first half of 2008, a decrease of 16.1% y.o.y, primarily as a result of the growth in the customer base in the period.

Cape Verde - CVT

CVT’s revenues increased by 9.8%, mainly due to the strong growth in mobile customers, which increased by 65.2% y.o.y to 197 thousand customers. EBITDA decreased by 0.4% y.o.y in the first half of 2008 as a result of higher commercial costs, related with growth and retention of the customer base following the entry of a mobile competitor. Mobile MOU reached 70 minutes, a decrease of 10.5% y.o.y in the first half of 2008. Mobile ARPU in the first half of 2008 was CVE 2,202 a decrease of 21.3% y.o.y. EBITDA margin stood at 57.9%.

Macao - CTM

CTM’s revenues and EBITDA increased by 14.3% and 15.5% y.o.y to MOP 1,202 million and MOP 518 million, respectively, in the first half of 2008. In the mobile division, customers increased by 19.8% y.o.y to 379 thousand at the end of June 2008. CTM’s mobile ARPU decreased by 1.0% y.o.y to MOP 211 in the first half of 2008.

São Tomé e Príncipe - CST

CST’s revenues increased by 24.9% y.o.y to STD 89,874 million in the first half of 2008, while EBITDA grew 27.4% y.o.y to STD 30,719 million. In the mobile division, CST added 4 thousand customers in the first half of 2008, bringing the total number of customers to 34 thousand at the end of June 2008, an increase of 47.6% y.o.y. Mobile MOU decreased by 9.8% y.o.y in the first half of 2008 to 54 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 260 thousand in the first half of 2008, a decrease of 9.3% over last year.

Portugal Telecom

East Timor - Timor Telecom

Timor Telecom’s revenues and EBITDA increased by 18.2% and 19.1% y.o.y, respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom’s net additions reached 25 thousand, bringing the total mobile customer base to 103 thousand at the end of June 2008, an increase of 67.2% y.o.y. Mobile MOU decreased by 14.3% y.o.y to 88 minutes. Mobile ARPU was USD 26 in the first half of 2008, a decrease of 25.4% over the same period of last year.

Brazil - UOL

UOL’s revenues increased by 13.3% y.o.y to R$ 279 million in the first half of 2008, as a result of the growth in the customer base and in advertising revenues. EBITDA decreased by 14.3% y.o.y to R$ 70 million in the first half of 2008, corresponding to an EBITDA margin of 25%. Excluding the impacts of non current results in both periods, the EBITDA would have increased by 9% y.o.y underpinned by the growth in brand advertising and subscription revenues. UOL’s subscriber base totalled 1,740 thousand at the end the first half of 2008, including 1,070 thousand of broadband customers, which represented an increase of 17% over the first half of 2007. In June 2008, page views and unique visitors increased by 4% and 17% y.o.y respectively.

Africatel, which is 78% controlled by PT, increased its proportional revenues and EBITDA, in the first half of 2008, by 16.0% and 11.1% to Euro 129 million and Euro 70 million, respectively, notwithstanding the adverse exchange rate movements that affected the local currencies in all markets where PT is exposed.

Proportional income statement of Africatel (1)			Euro million
	1H08	1H07	y.o.y
Operating revenues	128.5	110.8	16.0%
EBITDA (2)	70.3	63.3	11.1%
Depreciation and amortisation	11.0	11.2	(1.4%	)
Income from operations (3)	59.3	52.1	13.8%
EBITDA margin	54.7%	57.1%	(2.4pp	)

(1) Proforma consolidation of the companies included in Africatel using the percentage of ownership held by Africatel. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Consolidated report | first half 2008	27

03              Employees

Number of employees and productivity ratios
	30 Jun 2008	30 Jun 2007	Δ y.o.y	y.o.y		31 Dec 2007
Domestic operations	10,172	10,637	(465)	(4.4%	)	10,338
Wireline	6,172	6,979	(807)	(11.6%	)	6,354
Domestic mobile • TMN	1,140	1,126	14	1.2%		1,144
Other	2,860	2,532	328	13.0%		2,840
International businesses	19,497	20,139	(642)	(3.2%	)	18,300
Brazilian mobile • Vivo (1)	4,116	2,747	1,369	49.8%		2,800
Other	15,381	17,392	(2,011)	(11.6%	)	15,500
Total Group employees	29,669	30,776	(1,107)	(3.6%	)	28,638
Fixed lines per employee	673	622	51	8.2%		657
Mobile cards per employee
TMN	5,688	5,163	525	10.2%		5,473
Vivo	4,912	5,504	(592)	(10.8%	)	5,979

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo, which includes the consolidation of Telemig since April 2008.

At the end of the first half of 2008, the number of staff employed by PT was 29,669 employees, of which 34.3% were allocated to the domestic operations. In the wireline business, the ratio of fixed lines per employee improved by 8.2% y.o.y in the first half of 2008 to 673 lines, reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 10.2% to 5,688 cards. At the end of June 2008, the total number of employees of Vivo increased by 49.8% y.o.y to 8,232 employees, reflecting the consolidation of Telemig since April 2008, with the ratio of mobile cards per employee decreasing by 10.8% to 4,912 cards.

As part of the cost rationalisation programme, PT continued with its workforce reduction programme, with headcount decreasing by 267 employees in the first half of 2008, of which 253 were in the domestic operations.

Portugal Telecom

04 Main events

Events of the first half

Shareholder remuneration

20.MAR.08  |  Following the approval at the Annual General Meeting (AGM) held on 27 April 2007, PT acquired 83,204,823 own shares by a total amount of Euro 712 million, through the the exercise of the physical settlement of equity swap contracts.

28.MAR.08  |  PT’s shareholders approved at the AGM the following proposals related to the shareholder remuneration package:

>          The payment of a cash dividend of Euro 0.575 per share for the fiscal year 2007. The dividend was paid on 24 April 2008.

>          The acquisition of PT’s own shares, in connection with the share buyback programme announced.

Share capital

24.MAR.07  |  Following the approval at the AGM held on 27 April 2007 and for the purposes of the execution of the share buyback programme, PT registered the reduction of its share capital in the amount of Euro 2,496,144.69 through the cancellation of 83,204,823 treasury shares. As a result, PT’s share capital is now equivalent to Euro 28,277,855.31, comprised by 942,595,177 shares with a par value of 3 cents each.

28.MAR.08  |  PT’s shareholders approved at the AGM a share capital reduction reduction of up to Euro 3,077,400 through the cancellation of up to 102,580,000 shares, representing up to 10% of the share capital to be acquired under the terms of the share buyback programme, included in the shareholders remuneration package announced in February 2007 within the public tender offer that the Company was subject, and the corresponding amendment of the articles of association.

Sale of 34% holding in Banco Best

25.MAR.08  |  PT announced that it reached an agreement with Espírito Santo Financial Group, S.A. for the sale of the 34% stake that PT Comunicações, S.A. held in BEST - Banco Electrónico de Serviço Total, S.A.. The sale amount was Euro 16 million, resulting in a capital gain for PT of Euro 9 million.

Consolidated report | first half 2008	29

Acquisition of Telemig

O4.ABR.08  |  PT announced that Vivo concluded the acquisition of the shareholder control of Telemig Participações and Tele Norte Celular. Additionally, Vivo sold, for the same price of the acquisition, Tele Norte Celular to Telemar Norte Leste, in accordance with the disclosure made by Vivo on 20 December 2007. The acquisition of the controlling stake in Telemig Participações, which corresponds to 22.72% of total capital (53.90% of ordinary shares and 4.27% of preferred shares) was done for a total consideration of R$1.16 billion. Additionally, Vivo acquired certain subscription rights for R$ 70.5 million.

O8.ABR.08  |  PT announced that Vivo launched a voluntary public tender offer (VTO) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular and Telemig Participações outstanding in the market. In the case of Telemig Participações, the VTO will be extended to holders of preferred shares underlying ADSs. Each ADS of Telemig Participações represents two preferred shares. The price, which corresponds to a premium of approximately 25% over the weighted average trading price of the preferred shares of each of Telemig Celular and Telemig Participações at the BOVESPA for the last 30 days before 1 August 2007, inclusive, was: (1) R$654.72 per preferred share of Telemig Celular, and (2) R$63.90 per preferred share of Telemig Participações. For reference, the amount per ADS of Telemig Participações corresponds to US$74.68, based on the PTAX 800 exchange rate of R$1.711/US$1.00 on 4 April 2008. Assuming full acceptance, the maximum amount involved in the VTO will reach R$0.53 billion.

15.JUL.08  |  Vivo launched the mandatory tender offers for the acquisition of all remaining shares in the market of Telemig Participações and Telemig Celular.

Television strategy

02.ABR.08  |  PT announced the launch of its nationwide TV offer through satellite (DTH – direct to home), which will complement the existing IPTV offer. PT’s television strategy is based on a multiplatform concept that aims to provide the same content, independent of the customer interface. Meo will be PT’s TV brand across the various platforms, namely at home, in the mobile handset or in a computer.

22.ABR.08  |  PT announced that it reached an agreement with the three free-to-air (FTA) operators – RTP, SIC and TVI – in connection with PT’s bid in the upcoming Digital Terrestrial Television (DTT) contest – for the definition of the terms and conditions under which the transmission of the FTA signal for the four channels will be delivered during the simulcast period as well the digital transmission up to the end of the licence period. As part of the DTT public tenders, PT delivered two proposals for: the public tender related to Mux A – transport of the free-to-air (FTA) signal (four existing FTA channels plus a fifth FTA channel to be attributed in 2009); and the public tender on Muxes B to F – allocation of rights to use five frequencies (two nationwide and three regional) and the licensing of a pay-TV operator.

30

Portugal Telecom

18.JUN.08  |  PT announced that Meo, its pay-TV service, surpassed 100 thousand customers, representing 15% of PT’s ADSL customers and 3.7% of its traffic generating lines.

30.JUN.08  |  PT announced that it was notified of the Draft Final Decision of the Committee of Evaluation of the proposals submitted within the public tender procedure on the Digital Terrestrial Television (DTT) concerning the Muxes B to F (pay-TV service), earning the best classification by an independent jury. This preliminary decision of the Public Tender Committee, which will be subject to prior hearing of the interested parties, thus awarded PT the victory in the DTT public tender related with the pay-TV service. The licenses to be attributed will be valid for a 15-year period, as from the date of the respective attribution. The procedure for the evaluation of PT’s proposal related to the Mux A (transport of the free-to-air signal) is in progress and PT is the only bidder for this public tender.

Corporate bodies

18.JAN.08  |  PT announced that Armando António Martins Vara resigned from his office as non-executive member of the company’s Board of Directors.

31.JAN.08  |  PT announced that António Viana-Baptista and Fernando Abril-Martorell resigned from their office as non-executive members of the company’s Board of Directors.

12.FEB.08  |  PT announced the appointment of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as non-executive members of the Company’s Board of Directors, to complete the 2006-2008 term of Office, thus replacing Armando António Martins Vara, António Viana-Baptista and Fernando Abril-Martorell respectively.

28.MAR.08  |  PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO), following the resignation submitted by Henrique Granadeiro, the former CEO, who continues in office as Chairman of the Board of Directors. As a result, PT resumed a governance model based on a separate Chairman and CEO.

20.JUN.08  |  PT announced that João Pedro Baptista resigned from his office as executive member of the company’s Board of Directors.

Consolidated report | first half 2008	31

Subsequent events

Mobile termination tariffs

07.JUL.08  |  PT announced that its subsidiary TMN was notified by ICP-ANACOM, the Portuguese telecoms regulator, of the decision related with the specification of the obligation of price control concerning the wholesale markets of voice call termination in individual mobile networks (market 16). This decision establishes a meaningful reduction of the maximum prices to be applied by the mobile operators with significant market power in the termination of voice calls, as follows:

Mobile termination tariffs		Euro
	TMN / Vodafone	Optimus
15 July 2008	0.080	0.096
1 October 2008	0.075	0.090
1 January 2009	0.070	0.084
1 April 2009	0.065	0.078
1 July 2009	0.065	0.072
1 October 2009	0.065	0.065

PT believes that the terms of this deliberation are illegal and disproportionate. The current decision of a steep reduction in the values of termination not only ignores the associated revenue loss related with the international traffic, but also jeopardises the meaningful investments that have been made by the mobile sector in the last decade, damaging, as a consequence, the balance of payments, the competitiveness of the Portuguese mobile operators and the future innovation in Portugal. In what concerns the asymmetry in favor of the operator Optimus, PT believes that the legal requirements are not met. As such, it translates into another positive discrimination of that operator, which adds to the circa Euro 125 million “savings” that Optimus has been benefiting since 1998, when compared with the costs of spectrum registered by TMN. Taking into consideration the illegalities evidenced in the current decision of the regulator, PT will use all legal means at its disposal to contest its legality and effectiveness.

Shareholder remuneration

25.JUL.08  |  PT announced the conclusion of its Euro 2.1 billion share buyback programme, which was being executed since March 2007. With the conclusion of such share buyback programme, PT accomplishes 92% of the remuneration package proposed to its shareholders for the 2006-09 period. It is only pending the payment of a dividend in the amount of Euro 0.575 per share, which shall take place in 2009 following its approval by the next annual General Shareholders Meeting and subject to PT’s financial situation and market conditions, as previously announced. Considering the 186,261,323 shares already cancelled on 20 December 2007 and 24 March 2008, since the beginning of the share buyback, PT has acquired in the market a total of 232,344,000 own shares, which corresponds to 20.58% of the share capital at the time of the share buyback programme proposal to the shareholders in 2007. The

32

Portugal Telecom

current number of own shares subject to equity swaps contracted by PT totals 66,722,677 shares, including the equity swaps over 46,082,677 shares contracted under the program referred to above and an equity swap over 20,640,000 shares contracted under a previous share buyback programme. PT will acquire all shares subject to equity swaps contracted under the current buyback programme. Such shares shall subsequently be cancelled and the share capital reduced accordingly. The total number of outstanding shares, adjusting for equity swaps on own shares recognised in the balance sheet, is 875,872,500.

Consolidated report | first half 2008	33

05 Main risks and uncertainties

The main risks and uncertainties that were identified by PT’s risk control system for the remaining six months of 2008 are as follows:

>              Regulation: Regulatory changes and actions taken by the regulatory authorities, national or international, may have an impact on PT, by creating an adverse environment for its competitive position or a decrease in its capacity to carry out the business effectively.

>              Competition: A reduction in the wireline service revenues may occur as a result of the progressive effect of the wireline-mobile migartion. Additionally, PT may face a reduction in revenues due to an increase in competition by other operators, notably as a result of: (1) development of new products and services; (2) aggressive marketing and sales policies; (3) in quality improvements of products or services; (4) increase of productivity and reduction of costs, and (5) reconfiguration of the value chain in the customer perspective.

>              Technological evolution: In a business activity where technological changes have taken place very fast, PT may not be efficient in including in its business model technological developments and breakthroughs that would allow it to obtain or maintain a competitive hedge. Therefore, it may be subject to competitive pressures from other operators that include those developments in their business models more effectively.

>              Exchange rate: PT is subject to variations in exchange rates due to: (1) transactions or negotiations in the financial markets; (2) investments in securities issued by foreign entities, or (3) investments in securities denominated in a foreign currency.

>              Hiring and/or retaining employees: PT may be unable to hire human resources with the abilities required in order to develop its businesses. There is also the risk that human capital leaves the company and joins competitors.

>              Taxation: Evolution of tax legislation and interpretations of the fiscal regulations in different manners are a risk to the PT’s businesses.

>              Information may be unavailable: The information required to develop PT’s businesses may not be available when necessary, notably due to communications failure, basic processing capacity failure or operational problems.

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Portugal Telecom

>              Interruption of businesses: PT may be unable to assure continuity of procedures and operations that are fundamental to its businesses, in case certain equipments (terminals, commutation, other), information technology, skilled employees or other resources are unavailable.

>              Defective products or services: Clients may receive defective products or poor quality services, or below their expectations, which may significantly affect the company’s reputation, its market share or future sales.

>              Failure to address clients’ needs: Business procedures implemented by PT may not satisfy or may consistently exceed clients’ expectations.

>              Change in clients’ needs: Changes in clients’ needs are a risk to PT. Such changes may occur in respect of quality levels, fast implementation of services or clients’ will to pay for the services, and may be created by changes in the economic environment.

>              Illegal conduct: PT’s officers and employees may have illegal conducts, alone or together with other officers or employees, thus exposing the Company, its directors and officers to fines and other penalties such as temporary halt of activities, payment of compensations to third parties for loss of profit, customers or reputation.

>              Non-authorised use of assets: Company’s assets may be used for non-authorised purposes or be destroyed or stolen by employees or by third parties.

>              Cash flow: PT may have losses due to its inability to finance its financial or operational obligations. In extreme situations, weak liquidity management may cause lack or loss of production.

>              Revenue assurance and billing: PT may not have in place the procedures which ensure that invoicing is accurate, complete and on time, comprising all products and services provided by the Company.

Consolidated report | first half 2008	35

06 Outlook for the second half

Portugal Telecom will continue to explore the growth potential of its asset portfolio, both domestically and internationally. In the domestic market, PT aims to explore full telecommunications and multimedia opportunities through fixed-mobile convergent offers and through multimedia integrated propositions. Internationally, PT intends to continue developing its mobile asset in Brazil, taking advantage of the potential growth of the Brazilian market, and to exploit opportunities in growth markets where PT has clear competitive advantages.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

In order to anticipate these challenges, PT’s strategy in the domestic market will be based upon the development of fixed-mobile convergent services for all segments of the market aimed at improving customer loyalty and decreasing retention costs, while using the various brands in an integrated manner. PT’s strategy will also be based on the deployment of new services aimed at providing a pay-TV offering with distinctive and customised content tailored to meet the customer needs. A multi-platform strategy will be designed to provide nationwide coverage of these services. PT will continue to contribute to the development of the information society in Portugal and to promoting the info-inclusion of all Portuguese citizens not only in the urban areas, but also in the more remote and rural regions of Portugal. PT will continue streamlining its businesses by rationalising its cost structure through productivity increases and business process reengineering.

Internationally, PT aims to continue exploring the growth potential of Vivo, its Brazilian mobile asset, leveraging on Brazil’s attractive economic growth prospects, favourable demographics and the opportunity for the fixed-mobile migration. PT will also take advantage of the nationwide coverage of Brazil recently achieved, an opportunity that was never available to date, in order to regain market share in key market segments, namely corporate and high-end. The upcoming launch of 3G services and the existing know-how of Vivo in the data segment should contribute to further exploit the mobile broadband and data opportunity. PT also aims to continue increasing its exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of its existing portfolio and partnerships.

In line with its remuneration commitment, PT should continue to provide an attractive shareholder remuneration profile combined with above-average growth prospects, provided by its international portfolio.

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Portugal Telecom

07 Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

>             The financial statements concerning the first six months of this financial year were prepared in compliance with the requirements of the IAS 34 – Interim Financial Reporting standard, in accordance with the applicable law and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Portugal Telecom, SGPS, S.A. and the undertakings included in the consolidation as a whole;

>             The interim management report includes a fair review, as an indication, of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements, together with an accurate description of the principal risks and uncertainties for the remaining six months of the financial year.

Lisbon, 6 August 2008

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

António Caria, Executive Director

Rui Pedro Soares, Executive Director

Consolidated report | first half 2008	37

Santiago Fernández Valbuena, Non-Executive Director

José María Álvarez-Pallete López, Non-Executive Director

Joaquim Goes, Non-Executive Director

Amílcar de Morais Pires, Non-Executive Director

Francisco Marques Bandeira, Non-Executive Director

Jorge Tomé, Non-Executive Director

Nuno de Almeida e Vasconcellos, Non-Executive Director

Rafael Mora Funes, Non-Executive Director

João de Mello Franco, Non-Executive Director

Thomaz Paes de Vasconcellos, Non-Executive Director

José Xavier de Basto, Non-Executive Director

Franquelim Alves, Non-Executive Director

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Portugal Telecom

Gerald McGowan, Non-Executive Director

Francisco Pereira Soares, Non-Executive Director

Fernando Soares Carneiro, Non-Executive Director

Luís de Azevedo Coutinho, Non-Executive Director

Consolidated report | first half 2008	39

Portugal Telecom

Consolidated financial statements

Consolidated report | first half 2008	40

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

(Amounts stated in Euro)

	Notes	2008	2007

CONTINUING OPERATIONS

REVENUES

Services rendered		2,973,080,992	2,747,742,700
Sales		223,352,811	167,468,510
Other revenues		53,677,490	40,584,052
	5	3,250,111,293	2,955,795,262

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries		311,171,659	322,613,187
Post retirement benefits	6	21,857,043	(17,298,216)
Direct costs		518,288,270	428,105,234
Commercial costs		578,617,768	466,182,308
Support services		134,181,217	101,953,752
Supplies and external services		331,365,265	334,459,709
Indirect taxes		111,255,825	97,341,072
Provisions and adjustments		72,323,458	75,611,650
Depreciation and amortisation	13	609,596,949	540,605,368
Curtailment costs, net	6	78,021,583	84,432,992
Losses (gains) on disposals of fixed assets, net		(13,293,644)	935,498
Other costs, net		14,645,605	25,707,386
		2,768,030,998	2,460,649,940

Income before financial results and taxes	5	482,080,295	495,145,322

Net interest expenses	7	115,553,944	90,850,738
Equity in earnings of associated companies, net		(74,452,687)	(52,869,542)
Net other financial losses (gains)	8	31,917,361	(127,122,323)
		73,018,618	(89,141,127)

Income before taxes		409,061,677	584,286,449

Income taxes	9	114,573,533	141,098,400

Net income from continuing operations		294,488,144	443,188,049

DISCONTINUED OPERATIONS

Net income from discontinued operations	10	-	28,639,541

NET INCOME		294,488,144	471,827,590

Attributable to minority interests	11	41,572,408	42,742,980
Attributable to equity holders of the parent		252,915,736	429,084,610

Earnings per share from total operations
Basic	12	0.27	0.39
Diluted	12	0.27	0.37
Earnings per share from continued operations
Basic	12	0.27	0.38
Diluted	12	0.27	0.36

The accompanying notes form an integral part of these financial statements.

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Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

30 JUNE 2008 AND 31 DECEMBER 2007

(Amounts stated in Euro)

	Notes	30 Jun 2008	31 Dec 2007
ASSETS
Current Assets
Cash and cash equivalents		728,238,098	664,642,854
Short-term investments		393,396,902	1,170,293,202
Accounts receivable		1,518,517,256	1,436,175,160
Inventories		232,751,159	160,592,407
Taxes receivable		204,920,642	239,111,584
Prepaid expenses		158,301,155	106,526,815
Other current assets		58,298,975	38,979,994
Total current assets		3,294,424,187	3,816,322,016

Non-Current Assets
Tangible assets	13	3,804,346,881	3,585,397,171
Intangible assets	13	3,815,008,613	3,383,123,427
Financial Investments		551,475,734	565,316,061
Post retirement benefits	6	106,345,533	134,060,599
Taxes receivable		169,232,019	148,340,234
Deferred taxes	9	1,094,242,917	992,880,357
Other non-current assets		511,743,553	496,731,021
Total non-current assets		10,052,395,250	9,305,848,870
Total assets		13,346,819,437	13,122,170,886

LIABILITIES
Current Liabilities
Short-term debt	14	2,552,621,219	1,256,085,485
Accounts payable		1,108,260,231	1,108,882,163
Accrued expenses		589,461,541	641,050,928
Deferred income		278,157,859	286,056,467
Taxes payable		350,014,947	381,956,714
Provisions		132,011,506	123,340,200
Other current liabilities		111,307,070	67,308,947
Total current liabilities		5,121,834,373	3,864,680,904

Non-Current Liabilities
Medium and long-term debt	14	4,368,964,261	4,960,675,814
Provisions		186,212,781	111,833,374
Post retirement benefits	6	1,637,501,424	1,463,932,239
Deferred taxes	9	131,182,826	84,880,140
Other non-current liabilities		533,782,496	554,358,227
Total non-current liabilities		6,857,643,788	7,175,679,794
Total liabilities		11,979,478,161	11,040,360,698

SHAREHOLDERS’ EQUITY
Share capital	15	28,277,855	30,774,000
Treasury shares	15	(342,354,837)	(323,178,913)
Legal reserve	15	6,773,139	6,773,139
Reserve for treasury shares	15	5,587,840	3,091,695
Accumulated earnings and other reserves	15	706,068,286	1,620,761,976
Equity excluding minority interests		404,352,283	1,338,221,897
Minority interests	11	962,988,993	743,588,291
Total equity		1,367,341,276	2,081,810,188
Total liabilities and shareholders’ equity		13,346,819,437	13,122,170,886

The accompanying notes form an integral part of these financial statements.

Consolidated report | first half 2008	42

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

(Amounts stated in Euro)

	Notes	2008	2007

Income and expenses recognised directly in shareholders’ equity
Post retirement benefits
Net actuarial gains (losses)	6	(202,220,014)	321,609,170
Tax effect	9	51,108,749	(85,226,430)
Revaluation of tangible assets
Revaluation of real estate	3 and 13	208,133,280	-
Tax effect	3 and 9	(55,155,319)	-
Financial instruments and investments
Hedge accounting
Change in fair value		1,221,346	4,472,578
Transferred to income statement		(89,283)	(9,239,353)
Investments available for sale:
Changes in fair value		-	15,093,348
Transferred to profit and loss on sale	8	-	(35,698,600)
Tax effect		(299,997)	7,349,740
Foreign currency translation adjustments (i)		78,108,664	207,838,465
Other expenses recognised directly in shareholders’ equity, net		(3,298,951)	(1,892,814)
		77,508,475	424,306,104
Income recognised in the consolidated income statement		294,488,144	471,827,590
Total income recognised		371,996,619	896,133,694

Attributable to minority interests		41,572,408	42,742,980
Attributable to equity holders of the parent		330,424,211	853,390,714

(i)  These amounts are mainly related to the appreciation of the Real against the Euro from 2.5963 as at 31 December 2007 to 2.5112 as at 30 June 2008, and from 2.8118 as at 31 December 2006 to 2.6024 as at 30 June 2007, respectively.

The accompanying notes form an integral part of these financial statements.

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Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2008 AND 2007

(Amounts stated in Euro)

	Notes	2008	2007

OPERATING ACTIVITIES
Collections from clients		3,792,456,181	3,398,921,350
Payments to suppliers		(2,156,449,728)	(1,752,863,314)
Payments to employees		(347,899,301)	(353,402,104)
Payments relating to income taxes		(93,700,763)	(107,762,732)
Payments relating to post retirement benefits	6	(100,814,389)	(163,801,710)
Payments relating to indirect taxes and other	16.a	(186,270,551)	(304,473,149)
Cash flow from operating activities from continued operations		907,321,449	716,618,341
Cash flow from operating activities from discontinued operations		-	126,527,500
Cash flow from operating activities (1)		907,321,449	843,145,841

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	16.b	10,599,884,035	8,768,489,704
Financial investments	16.c	16,870,261	115,298,232
Tangible and intangible assets		23,026,795	4,862,109
Interest and related income		139,255,029	99,677,026
Dividends	16.d	9,131,030	38,026,820
Other investing activities	16.e	1,423,410	127,003,463
		10,789,590,560	9,153,357,354
Payments resulting from
Short-term financial applications	16.b	(9,822,987,735)	(8,121,682,820)
Financial investments	16.f	(157,426,979)	(1,196,622)
Tangible and intangible assets		(460,030,818)	(400,270,030)
Other investing activities		(2,134,574)	(12,988,885)
		(10,442,580,106)	(8,536,138,357)
Cash flow from investing activities related to continued operations		347,010,454	617,218,997
Cash flow from investing activities related to discontinued operations		-	(46,364,829)
Cash flow from investing activities (2)		347,010,454	570,854,168

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	16.g	16,339,912,532	6,447,022,308
Increases in share capital and paid-in surplus		706,082	-
Subsidies		723,707	984,420
Other financing activities		246,473	430,649
		16,341,588,794	6,448,437,377
Payments resulting from
Loans repaid	16.g	(15,901,842,959)	(7,088,053,295)
Lease rentals (principal)		(7,133,379)	(7,554,596)
Interest and related expenses		(339,168,016)	(290,388,184)
Dividends	16.h	(545,437,158)	(529,015,031)
Acquisition of treasury shares	15	(711,917,017)	-
Other financing activities		(31,388,474)	(23,344,540)
		(17,536,887,003)	(7,938,355,646)
Cash flow from financing activities related to continued operations		(1,195,298,209)	(1,489,918,269)
Cash flow from financing activities related to discontinued operations		-	5,994,601
Cash flow from financing activities (3)		(1,195,298,209)	(1,483,923,668)

Cash and cash equivalents at the beginning of the period		664,642,854	548,464,617
Change in cash and cash equivalents (4)=(1)+(2)+(3)		59,033,694	(69,923,659)
Effect of exchange differences		4,561,550	21,107,165
Cash and cash equivalentes of discontinued operations as at the date of spin-off		-	(36,665,630)
Cash and cash equivalents at the end of the period		728,238,098	462,982,493

The accompanying notes form an integral part of these financial statements.

Consolidated report | first half 2008	44

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

as at 30 June 2008

(Amounts stated in Euros, except where otherwise stated)

1.     Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil and Africa.

In April 2008, after ANATEL’s authorization, Vivo completed the stock purchase agreement with Telepart Participações SA (“Telpart”) to acquire control of Telemig Celular Participações SA (“Telemig Celular Participações”), which provides mobile services in the Brazilian state of Minas Gerais through Telemig Celular (Note 2).

Except for the above mentioned, the services provided by the Group have not significantly changed during the first half of 2008, as compared to those reported in our last annual report.

The consolidated financial statements for the six month period ended 30 June 2008 were approved by the Board of Directors and authorized for issue on 31 July 2008.

2.          Basis of presentation

These consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include the total information as required by the IFRS and accordingly should be read in conjunction with consolidated financial statements for the year ended 31 December 2007. In addition, further explanations for the major variations in costs and revenues are disclosed in our management report, which should be read in conjunction with these consolidated financial statements.

The same consolidation principles are followed in these financial statements as were applied in the preparation of the consolidated financial statements for the last annual report.

The main change in the consolidation Group during the first half of 2008 is related to the consolidation of Telemig Celular Participações and Telemig Celular (together “Telemig”) as from 1 April 2008, following the conclusion of the acquisition of shareholder’s control of Telemig on 4 April 2008. Telemig Celular Participações held a 83.25% stake on Telemig Celular, which provides mobile services in the Brazilian state of Minas Gerais.

On 4 April 2008, under the stock purchase agreement for the acquisition of shareholder control, Vivo acquired from Telepart a 22.7% stake of Telemig Celular Participações for an amount of R$ 1,239 million (Euro 449,669,662). The total shares acquired includes 53.9% of ordinary shares, which grant shareholder control to Vivo, 4.3% of preferred shares and certain subscription rights. On 8 April 2008, Vivo launched two voluntary tender offers to purchase up to 1/3 of the outstanding preferred shares of Telemig Celular Participações and Telemig Celular. These offers were concluded on 15 May 2008 and as a result Vivo acquired additional stakes of 20.0% and 3.8% of Telemig Celular Participações and Telemig Celular, respectively, for a total amount of R$ 522 million (Euro 204,029,602). The acquisition process of Telemig Celular Participações and Telemig Celular will be concluded after the mandatory tender offers announced on 15 July 2008 (Note 18).

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Portugal Telecom

As at 1 April 2008, the detail of the consolidated net assets of Telemig acquired by Portugal through Vivo and the goodwill recorded following the acquisition of shareholder control was as follows (50% share of Portugal Telecom):

ASSETS
Cash and cash equivalents (Note 16)	170,803,876
Accounts receivable	39,476,039
Inventories	9,827,699
Prepaid expenses	15,581,874
Taxes receivable	16,291,914
Tangible and intangible assets (Note 13)	152,856,473
Deferred taxes (Note 9)	29,712,059
Other non-current assets	61,151,283
Total assets	495,701,217
LIABILITIES
Short-term debt (Note 14)	43,157,425
Accounts payable	31,651,602
Accrued expenses	22,806,175
Other current liabilities	53,150,894
Medium and long-term debt (Note 14)	8,228,972
Non-current provisions	53,798,378
Other non-current liabilities	4,655,672
Total liabilities	217,449,118
Minority interests (Note 11)	38,415,568
Book value of net assets acquired	239,836,531
Percentage of share capital acquired in the first transaction	22.7%
54,502,852
Subscription rights acquired	13,559,569
Portugal Telecom’s share of net assets acquired	68,062,421
Purchase price (Note 16)	224,834,831
Goodwill (Note 13)	156,772,410

The goodwill recorded in connection with the voluntary tender offers completed in May 2008 was as follows (50% share of Portugal Telecom):

Portugal Telecom’s share of net assets acquired (i)	62,027,768
Purchase price (Note 16)	102,014,801
Goodwill (Note 13)	39,987,033

(i)         Net assets acquired in connection with the acquisitions of 20.0% of Telemig Celular Participações and 3.8% of Telemig Celular.

As at 30 June 2008 Vivo did not complete the process of allocating the purchase price to the fair value of the net assets acquired. Accordingly, Vivo qualified, on a preliminary basis, the difference between the purchase price and the carrying value of the net assets acquired as goodwill, as described above. Vivo expects to conclude the purchase price allocation up to year end.

Consolidated report | first half 2008	46

Portugal Telecom’s consolidated income statement for the six month period ended 30 June 2008 includes the results of Telemig as from 1 April 2008, whose net income before minority interests amounted to Euro 3 million. The pro-forma consolidated operating revenues and net income before minority interests of Portugal Telecom for the six month period ended 30 June 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

	Reported	Telemig	Pro-
	figures	1Q08	forma
Operating revenues	3,250	71	3,321
Net income (before minority interests)	294	38	333

3.          Accounting policies, judgments and estimates

Except for the change mentioned below, the accounting policies, judgments and estimates applied in the interim financial statements are consistent with those applied in Portugal Telecom’s last annual report.

The Company has decided to change the accounting principle of real estate properties included under the caption “Tangible assets” from the cost method to the fair value method, as permitted by International Accounting Standard Nº. 16  “IAS 16 Tangible assets”. The Company’s management believes that the market value method is preferable than the cost method given the nature of the assets revalued, and therefore improving the presentation of the Company’s financial position in the financial statements. The revaluation of real estate properties was effective as at 30 June 2008 and resulted in recording a revaluation reserve of Euro 208,133,280 (Note 13), which will be amortised in accordance with the criteria used to amortize the revalued assets. The corresponding tax effect amounting to Euro 55,155,319 (Note 9) was recorded as a deferred tax liability. The net impact of the revaluation was recorded directly in the consolidated statement of recognised income and expenses. The recognition of this reserve did not increase Portugal Telecom’s distributable reserves as at 30 June 2008.

4.          Exchange rates

As at 30 June 2008 and 31 December 2007, assets and liabilities denominated in Reais were translated to Euros using the exchange rates of 2.5112 and 2.5963, respectively. During the first half of 2008 and 2007, the income statements of subsidiaries expressed in Reais were translated to Euros using the average exchange rates of 2.5946 and 2.6661, respectively.

5.          Segment reporting

Portugal Telecom’s primary basis of business segmentation remains the same as reported in the last annual report, including the following business segments: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo). As mentioned above, Vivo’s results include the results of Telemig as from 1 April 2008.

The following information gives an overall summary of the results of Portugal Telecom’s business segments for the six month periods ended 30 June 2008 and 2007.

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Portugal Telecom

In the first half of 2008 and 2007, revenues by business segment and its contribution to Group’s consolidated revenues is as follows:

	2008			2007
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues

Revenues relating to reportable segments:
Wireline	953,705,730	(59,420,542)	894,285,188	992,927,642	(56,716,349)	936,211,293
Domestic Mobile - TMN	780,755,471	(41,228,446)	739,527,025	728,137,225	(37,993,163)	690,144,062
Brazilian Mobile - Vivo	1,433,541,338	(44,873)	1,433,496,465	1,140,315,036	(7,161)	1,140,307,875
Revenues relating to other businesses	340,460,592	(157,657,977)	182,802,615	326,761,626	(137,629,594)	189,132,032
Group consolidated revenues			3,250,111,293			2,955,795,262

In the first half of 2008 and 2007, the reconciliation between income before financial results and taxes from reportable segments and Group’s consolidated net income is as follows:

	2008	2007

Income before financial results and taxes relating to reportable segments:
Wireline	193,006,291	248,735,987
Domestic Mobile - TMN	221,561,676	218,914,342
Brazilian Mobile - Vivo	42,393,425	29,026,765
Income before financial results and taxes relating to other businesses (i)	25,118,903	(1,531,772)
	482,080,295	495,145,322
Minus:
Net interest expenses (Note 7)	115,553,944	90,850,738
Equity in earnings of associated companies, net	(74,452,687)	(52,869,542)
Net other financial losses (gains) (Note 8)	31,917,361	(127,122,323)
Income taxes (Note 9)	114,573,533	141,098,400
Plus:
Net income from continuing operations (Note 10)	-	28,639,541
Consolidated net income	294,488,144	471,827,590

(i)         The change in this caption is primarily related to the improvement of the results of certain international businesses, such as Mobitel and Cabo Verde Telecom, and to the expenses incurred by Portugal Telecom in the first half of 2007 related to the tender offer launched by Sonaecom in 2006.

6.          Post retirement benefits

As at 30 June 2008, the Company did not obtain an actuarial study to recognize post retirement benefits and therefore costs recorded during the first half of 2008 are based on the 2007 actuarial study, adjusted by curtailment costs incurred during that period.

Consolidated report | first half 2008	48

The movements occurred in net liabilities with post retirement benefits during the first half of 2008 and 2007 were as follows:

	Pension benefits	Healthcare benefits	Total
Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068
Net periodic post retirement benefits gains	(10,622,400)	(6,675,816)	(17,298,216)
Work force reduction program costs	81,997,992	2,435,000	84,432,992
Net actuarial losses	(287,029,010)	(34,580,160)	(321,609,170)
Payments, contributions and refunds	(227,577,635)	63,775,925	(163,801,710)
Balance as at 30 June 2007	1,364,339,534	(109,105,570)	1,255,233,964

	Pension benefits	Healthcare benefits	Total
Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640
Net periodic post retirement benefits costs/(gains)	26,633,036	(4,775,993)	21,857,043
Work force reduction program costs	74,884,470	3,137,113	78,021,583
Net actuarial losses	167,665,600	34,554,414	202,220,014
Payments, contributions and refunds	(88,902,653)	(11,911,736)	(100,814,389)
Balance as at 30 June 2008	1,620,942,559	(89,786,668)	1,531,155,891

Certain post retirement benefit plans have a surplus position and therefore are presented in the balance sheet separately from those plans with a deficit position. As at 30 June 2008 and 31 December 2007, net post retirement obligations were recognized in the balance sheet as follows:

	30 Jun 2008	31 Dec 2007
Pension plans with a deficit position	1,636,548,414	1,463,019,423
Healthcare plans with a deficit position	953,010	912,816
Plans with a deficit position	1,637,501,424	1,463,932,239

Pension plans with a surplus position	(15,605,855)	(22,357,317)
Healthcare plans with a surplus position	(90,739,678)	(111,703,282)
Plans with a surplus position	(106,345,533)	(134,060,599)
	1,531,155,891	1,329,871,640

The detail of post retirement benefit costs in the first half of 2008 and 2007 is as follows:

	2008	2007
Post retirement benefits, net:
Service cost	5,211,036	8,329,184
Interest cost	103,583,000	103,350,520
Expected return on plan assets	(86,007,000)	(91,218,000)
Amortization of prior years service gains	(929,993)	(1,559,920)
Prior years service gains (i)	-	(36,200,000)
	21,857,043	(17,298,216)
Curtailment costs, net
Work force reduction program (ii)	73,062,407	81,975,451
Termination payments (ii)	4,959,176	2,457,541
	78,021,583	84,432,992

(i)         Prior years service gains recorded in the first half of 2007 were related to certain changes made by Portugal Telecom to the pension plans which reduced the benefits granted.

(ii)       Costs incurred in the first half of 2008 and 2007 are related to the reduction of 267 and 253 employees, respectively.

49

Portugal Telecom

Net actuarial losses in the first half of 2008 and 2007 are as follows:

	2008	2007
Changes in actuarial assumptions (i)	-	241,964,176
Differences between actual data and actuarial assumptions
Pension benefit obligation related	-	38,100,994
Asset related	(202,220,014)	41,544,000
	(202,220,014)	321,609,170

(i)   In June 2007, Portugal Telecom prepared an actuarial study and has reviewed its actuarial assumptions as follows: increase in the discount rate from 4.75% to 5.25% for pension and healthcare liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields. As at 30 June 2008, Portugal Telecom has concluded that the impact of potential changes in actuarial assumptions was not material for the presentation of the consolidated financial statements.

Cash flows relating to post retirement benefits in the first half of 2008 and 2007 are as follows:

	2008	2007
Payments of salaries to pre-retired and suspended employees	83,375,442	76,200,124
Contributions to the funds	568,035	148,919,970
Healthcare expenses	11,911,736	11,448,358
Termination payments	4,959,176	2,457,541
Refund of expenses paid on account by PT Comunicações (i)	-	(75,224,283)
	100,814,389	163,801,710

(i)   This caption is related to the reimbursement made in the first half of 2007 by PT Prestações, the fund created to cover healthcare responsibilities, of healthcare expenses paid by PT Comunicações on behalf of the fund in previous years.

7.          Net interest expense

In the first half of 2008 and 2007, this caption consists of:

	2008	2007

Interest expense:
Related to loans obtained and financial instruments	170,996,275	154,893,535
Other (i)	3,148,144	2,120,286
Interest income:
Related to cash, short-term investments and financial instruments	(49,042,046)	(58,333,066)
Other (i)	(9,548,429)	(7,830,017)
	115,553,944	90,850,738

(i)   These captions include primarily interest expense and income related to delayed payments and receipts, respectively, and also interest income related to long-term tax receivables related to Vivo.

The increase in net interest expenses is primarily explained by the increase in Portugal Telecom’s average net debt, mainly as a result of the ongoing share buyback program.

Consolidated report | first half 2008	50

8. Net other financial losses (gains)

In the first half of 2008 and 2007, this caption consists of:

	2008	2007
Net gains on financial assets and other investments
Free-standing cross currency derivatives	6,058,467	5,049,092
Equity swaps over PT Multimédia shares (i)	-	(77,428,725)
Disposal of the investment in BES (Note 9) (ii)	-	(35,698,600)
Financial settlement of equity swaps over Portugal Telecom's own shares (Note 16)	-	(31,247,010)
Net foreign currency exchange losses (gains) (iii)	12,734,382	(2,635,303)
Other, net (iv)	13,124,512	14,838,223
	31,917,361	(127,122,323)

(i)             This caption is related to the change in the fair value of the equity swaps over PT Multimédia shares until 14 May 2007, when these derivatives were cash settled and, as a result, Portugal Telecom has received an amount of Euro 94,477,028 (Note 16).

(ii)           This caption is related to the gain obtained from the disposal of the investment in BES for an amount of Euro 110,318,600 (Note 16). This gain corresponds to the accumulated changes in the fair value of this investment until the date of the disposal, previously recorded under shareholders’ equity.

(iii)         Losses recorded in the first half of 2008 are primarily related to the devaluation of the US Dollar against the Euro.

(iv)       This caption includes mainly banking services, commissions, net financial discounts and other financing costs.

9. Income taxes

During the the first half of 2008, there have been no significant changes in the relevant tax legislations applied to Portugal Telecom.

In the first half of 2008 and 2007, the reconciliation between the nominal and effective income tax for the period is as follows:

	2008	2007

Income before taxes	409,061,677	584,286,449
Statutory tax rate	26.5%	26.5%
	108,401,344	154,835,909

Adjustments to the provision for income taxes of the previous year	(7,255,805)	(8,626,652)
Difference in tax rates	3,885,708	2,142,667
Increases and reductions in provisions for income tax contingencies	3,382,962	1,414,078
Valuation allowance for certain tax losses carryforward	6,525,308	5,838,717
Permanent differences (i)	(815,185)	(12,138,956)
Other	449,201	(2,367,363)
	114,573,533	141,098,400

(i)              In the first half of 2008, this caption includes primarily Euro 2,395,680 resulting from the non-taxable gain of Euro 9,040,300 related to the disposal of Banco BEST, which was included under the caption “Equity in earnings of associated companies, net”.  In the first half of 2007, this caption includes primarily (1) Euro 9,460,129 resulting from the non-taxable gain of Euro 35,698,600 (Note 8) related to the disposal of the investment in Banco Espírito Santo, and (2) Euro 6,067,709 related to the reduction of deferred tax liabilities related to certain capital gains which, in accordance with portuguese tax legislation, were no longer taxable as from 2007.

The increase in deferred tax assets recorded in the balance sheet is primarily explained by: (1) the impact of the consolidation of Telemig as from 1 April 2008 amounting to Euro 29,712,059 (Note 2); (2) the tax effect of the net actuarial losses recorded in the period amounting to Euro 51,108,749, which was included under the consolidated statement of recognised income and expenses; and (3) the impact of the appreciation of the Real against the Euro.

Portugal Telecom

The increase in deferred tax liabilities recorded in the balance sheet is primarily explained by the recognition of Euro 55,155,319 (Note 3) related to the tax effect of the revaluation reserve recorded as at June 2008, which was included in the consolidated statement of recognised income and expenses.

10. Discontinued operations

Following the approval at the Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the spin-off of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders, PT Multimédia was classified as a discontinued operation for all reportable periods until 7 November 2007, when the spin-off was concluded.

Net income from discontinued operations in the first half of 2007 includes the results of PT Multimédia and expenses incurred with the spin-off process, as follows:

Results of PT Multimédia	42,016,541
Expenses incurred with the spin-off (net of tax)	(13,377,000)
Net income from discontinued operations (Note 5)	28,639,541

The results of PT Multimédia in the first half of 2007 were as follows:

Revenues	350,692,381
Costs	292 989 784
Income before financial results and taxes	57,702,597
Interest and other financial expenses, net	337,754
Income before income taxes	57,364,843
Provision for income taxes	(15,348,302)
Results from discontinued operations	42,016,541

11. Minority interests

During the first half of 2008, the movements in minority interests were as follows:

	Balance 31 Dec 2007	Changes in the consolidation perimeter (Note 2)	Acquisitions, disposals and share capital increases (i)	Net income	Dividends	Currency translation adjustments	Other	Balance 30 Jun 2008

Brasilcel	620,221,444	38,415,568	137,370,075	15,505,877	(4,677,591)	42,068,427	1,988,085	850,891,885
MTC	68,460,093	-	-	8,735,537	-	(13,264,484)	-	63,931,146
Cabo Verde Telecom	42,533,862	-	-	6,122,088	(10,156,083)	-	1,929	38,501,796
Timor Telecom	5,224,234	-	-	1,477,709	(1,921,160)	(261,662)	(29,891)	4,489,230
Africatel	(1,695,847)	-	-	8,380,650	-	(7,310,287)	(1,131,673)	(1,757,157)
Other	8,844,505	(1,228,398)	-	1,350,547	(1,569,172)	(375,095)	(90,294)	6,932,093
	743,588,291	37,187,170	137,370,075	41,572,408	(18,324,006)	20,856,899	738,156	962,988,993

(i)             This caption corresponds primarily to the net impact in minority interests of the acquisitions of Telemig Celular Participações and Telemig Celular occurred in April and May 2008, as described in Note 2.

Consolidated report | first half 2008	52

12. Earnings per share and dividends

Earnings per share for the six month periods ended 30 June 2008 and 2007 were computed as follows:

		2008	2007

Income from continued operations, net of minority interests	(1)	252,915,736	420,162,116
Income from discontinued operations, net of minority interests	(2)	-	8,922,494
Net income attributable to equity holders of the parent	(3)	252,915,736	429,084,610
Financial costs related with exchangeable bonds (net of tax)	(4)	14,833,374	-
Net income considered in the computation of the diluted earnings per share	(5)	267,749,110	429,084,610

Weighted average common shares outstanding in the period	(6)	943,989,875	1,094,030,648
Effect ot the exchangeable bonds		64,655,172	64,655,172
	(7)	1,008,645,047	1,158,685,820

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.27	0.38
Diluted	[(1)+(4)]/(7)	0.27	0.36

Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.00	0.01
Diluted	(2)/(7)	0.00	0.01

Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.27	0.39
Diluted	(5)/(7)	0.27	0.37

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007. Accordingly, dividends amounting to Euro 533,200,884 (Notes 15 and 16) were paid in the first half of 2008.

On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 47.5 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 15 and 16) were paid in the first half of 2007.

13. Tangible and intangible assets

As at 30 June 2008 and 31 December 2007, the balance of tangible and intangible assets is as follows:

	30 Jun 2008	31 Dec 2007
Tangible assets	3,804,346,881	3,585,397,171
Intangible assets
Industrial property and other rights	2,480,433,041	2,292,687,639
Goodwill	1,318,450,481	1,074,650,739
Other intangible assets	16,125,091	15,785,049
	3,815,008,613	3,383,123,427
	7,619,355,494	6,968,520,598

The change in the carrying amount of tangible and intangible assets is primarily explained by:

–                 The impact of the change in the consolidation perimeter related to the acquisition of Telemig Celular Participações amounting to Euro 152,856,473 (Note 2);

–                 The goodwill of Euro 156,772,410 (Note 2) related to the acquisition of shareholder control of Telemig Celular Participações, and the goodwill amounting to Euro 39,987,033 (Note 2) related to the voluntary tender offers completed in May 2008. As mentioned in Note 2, the purchase price allocation process related to the acquisition of Telemig was not completed as at 30 June 2008;

Portugal Telecom

–                 The revaluation reserve of real estate recorded as at 30 June 2008 amounting to Euro 208,133,280 (Note 3); and

–                 Positive currency translation adjustments related to the appreciation of the Real against the Euro (Euro 152,420,783).

During the first half of 2008 and 2007, depreciation and amortization costs and capital expenditures are as follows:

	2008	2007
Tangible assets	447,287,654	410,662,052
Intangible assets	162,309,295	129,943,316
Total depreciation and amortization	609,596,949	540,605,368

Tangible assets	334,067,785	275,989,332
Intangible assets	251,571,378	30,840,696
Total capital expenditures	585,639,163	306,830,028

The increase in depreciation and amortization costs reflects primarily: (1) the impact of the consolidation of Telemig as from 1 April 2008 (Euro 12,306,693); (2) the impact of the appreciation of the Real against the Euro on Vivo’s depreciation and amortization costs (Euro 13,335,587); (3) higher depreciation rates for the CDMA and TDMA networks of Vivo, following the acceleration of the GSM rollout (Euro 23 million); 4) the amortization related to the commitments assumed under the UMTS license (Euro 15 million) and recognised in the second half of 2007; and (5) the amortization resulting from the capitalization at the end of 2007 of the transponder capacity relating to the launch of the DTH service (Euro 3 million).

The increase in capital expenditures is primarily related to the acquisition of 3G licenses by Vivo for a total amount of Euro 227,247,162, of which 10% was paid upfront and the remaining 90% was recognised as a financial liability under the caption “Short-term debt”.

As mentioned in Note 3, as at 30 June 2008, Portugal Telecom revalued real estate included under the caption “Tangible assets” as follows:

Carrying value of real estate revalued prior to the revaluation	162,039,420
Fair Value of real estate revalued	370,172,700
Revaluation reserve (Note 3)	208,133,280

The revaluation reserve will be amortized in accordance with the criteria used to amortize the revalued assets. The determination of the fair value of real estate was made by an independent appraiser based primarily on:

–Observable prices in an active market of recent market transactions;

–Profitability method for commercial and administrative real estate; and

–The cost of acquiring or producing a similar real estate with the same purpose for technical buildings.

As at 30 June 2008, the Group had assumed purchase commitments to suppliers amounting to Euro 288 million, essentially related to equipments.

Consolidated report | first half 2008	54

14. Debt

As at 30 June 2008 and 31 December 2007, Portugal Telecom’s total debt amounted respectively to Euro 6,921,585,480 and Euro 6,216,761,299, as follows:

	30 Jun 2008		31 Dec 2007
	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds	-	693,299,925	-	689,407,731
Bonds	978,417,583	2,195,294,911	96,290,875	3,061,702,959
Bank loans
External loans	463,488,000	1,252,663,205	429,216,931	940,374,402
Domestic loans	875,833	34,112	2,073,991	530,120
Other loans
Commercial paper (Note 16)	472,762,041	-	323,688,504	-
External loans	86,551	13,327,283	271,700	-
Commitments under the UMTS license	53,349,699	97,916,691	55,911,577	144,659,000
Liability related to the 3G licenses acquired by Vivo	216,480,006	-	-	-
Liability related to equity swaps on treasury shares (Note 15)	342,354,837	-	323,178,913	-
Liability related to the transponder capacity	6,328,545	33,516,092	5,933,000	36,642,000
Leasings	18,478,124	82,912,042	19,519,994	87,359,602
	2,552,621,219	4,368,964,261	1,256,085,485	4,960,675,814

During the first half of 2008, the increase in external bank loans is primarily related to:

–                A loan of Euro 90 million obtained by Portugal Telecom from the European Investment Bank at an annual interest rate of 4.39%, repayable in seven equal annual installments from 2011 up to 2017 (Note 16);

–                The changes in the consolidation perimeter related to the acquisition of Telemig, including sort-term debt of Euro 43 million and medium and long term debt of Euro 8 million (Note 2);

–                A loan of 750 million Brazilian Reais (Euro 149 million at the Euro/Real exchange rate as at 30 June 2008) obtained by Vivo from BNDES (the Brazilian Development Bank) at an annual interest rate corresponding to the long term interest rate plus 4.3%, repayable in sixty equal monthly installments between September 2009 and August 2014 (Note 16).

In connection with the committed short-term commercial paper programmes totalling Euro 875 million, Portugal Telecom has repaid in January 2008 the outstanding amount as at 31 December 2007, and as at 30 June 2008 had used an amount of Euro 473 million, maturing in July 2008 and bearing interest at an average rate of 4.32%.

During the first half of 2008, Portugal Telecom renegotiated the maturity of credit facilities totalling Euro 750 million to the year 2011, of which Euro 150 million had maturity in the first half of 2008, Euro 350 million in 2009 and Euro 250 million in 2010. In addition to these credit facilities, Portugal Telecom still has credit facilities amounting to Euro 300 million with maturity in 2012. As at 30 June 2008, the Group had used an amount of Euro 150 million of the credit facilities totalling Euro 1,050 million.

Except for the above mentioned, during the first half of 2008 Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2007. Additionally, Portugal Telecom did not obtain any new facilities and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

During the first half of 2008, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which have been fully complied with as at 30 June 2008.

Portugal Telecom

15. Shareholders’ equity

During the year 2007 and the first half of 2008, the movements in this caption were as follows:

				Reserve	Accumulated	Total equity
	Share	Treasury	Legal	for treasury	earnings and	excluding minority
	capital	shares (Note 14)	reserve	shares	other reserves	interests
Balance as at 31 December 2006	395,099,775	(187,612,393)	82,706,881	-	1,965,055,467	2,255,249,730
Share capital increase	79,019,955	-	(79,019,955)	-	-	-
Share capital reduction	(440,254,035)	-	-	-	440,254,035	-
Acquisition of treasury shares, through equity swaps	-	(607,692,439)	-	-	-	(607,692,439)
Acquisition of treasury shares	-	(1,050,271,924)	-	1,050,271,924	(1,050,271,924)	(1,050,271,924)
Cancellation of treasury shares	(3,091,695)	1,050,271,924	-	(1,047,180,229)	-	-
Cash settlement of equity swaps over treasury shares	-	472,125,919	-	-	-	472,125,919
Dividends paid (Notes 12 and 16)	-	-	-	-	(516,506,816)	(516,506,816)
Spin-off of PT Multimédia	-	-	-	-	(405,328,608)	(405,328,608)
Equity component of exchangeable bonds	-	-	-	-	57,145,442	57,145,442
Earnings allocated to the legal reserve	-	-	3,086,213	-	(3,086,213)	-
Income recognized directly in equity	-	-	-	-	391,640,857	391,640,857
Income recognized in the income statement	-	-	-	-	741,859,736	741,859,736
Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897
Acquisition of treasury shares, through equity swaps	-	(731,092,941)	-	-	-	(731,092,941)
Reserve for treasury shares	-	-	-	711,917,017	(711,917,017)	-
Cancellation of treasury shares	(2,496,145)	711,917,017	-	(709,420,872)	-	-
Dividends paid (Notes 12 and 16)	-	-	-	-	(533,200,884)	(533,200,884)
Income recognized directly in equity	-	-	-	-	77,508,475	77,508,475
Income recognized in the income statement	-	-	-	-	252,915,736	252,915,736
Balance as at 30 June 2008	28,277,855	(342,354,837)	6,773,139	5,587,840	706,068,286	404,352,283

As approved at the Shareholders’ Meeting of 27 April 2007 and for the purposes of the execution of the share buyback programme, on 24 March 2008 Portugal Telecom reduced its share capital in the amount of Euro 2,496,145 through the cancellation of 83,204,823 treasury shares with a nocional amount of Euro 711,917,017. These shares had previously been acquired through equity swaps (of which 14.6 million shares were contracted in 2007 and 68.6 million were contracted during the first quarter of 2008), that were physically exercised prior to the cancellation of these treasury shares. As a result, Portugal Telecom’s share capital is now equivalent to Euro 28,277,855 and is represented by 942,595,177 shares, with a nominal value of three cents each.

During the year 2007 and the first half of 2008, the movements in treasury shares were as follows:

	Number of	Nominal	Premiums and	Carrying	Carrying value
	shares	value	discounts	value	per share

Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09
Equity swaps over treasury shares	63,412,972	1,902,389	605,790,050	607,692,439
Acquisitions of treasury shares	103,056,500	3,091,695	1,047,180,229	1,050,271,924
Cancellation of treasury shares (Note 18)	(103,056,500)	(3,091,695)	(1,047,180,229)	(1,050,271,924)
Cash settlement of equity swaps over treasury shares	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	-	(6,604,800)	6,604,800	-
Balance as at 31 December 2007	35,242,929	1,057,288	322,121,625	323,178,913	9.17
Equity swaps over treasury shares	89,199,717	2,675,992	728,416,949	731,092,941
Cancellation of treasury shares (Note 18)	(83,204,823)	(2,496,145)	(709,420,872)	(711,917,017)
Balance as at 30 June 2008	41,237,823	1,237,135	341,117,702	342,354,837	8.30

16. Statement of cash flows

(a)        The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, which includes mainly spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal.

(b)        These captions include basically cash receipts from the short term applications matured net of cash payments from new short term financial applications entered into. In the first half of 2008 and 2007, net cash receipts amounted to Euro 776,896,300 and Euro 646,806,884, respectively. The net cash receipts in the first half of 2008, which explain the decrease in the balance sheet caption “Short-term investments”, were primarily used to acquire treasury shares for an amount of Euro 711,917,017.

Consolidated report | first half 2008	56

(c)         During the six month periods ended 30 June 2008 and 2007, cash receipts resulting from financial investments were as follows:

	2008	2007
Banco Best (i)	16,000,000	-
BES (Note 8)	-	110,318,600
TV Cabo Macau	-	3,108,957
Other	870,261	1,870,675
	16,870,261	115,298,232

(i)              This caption corresponds to the amount received in connection with the disposal of this associated company, which resulted in a gain of Euro 9,045,300 recorded under the caption “Equity in earnings of associated companies, net”.

(d)        During the six month periods ended 30 June 2008 and 2007, cash receipts resulting from dividends were as follows:

	2008	2007
CTM	6,539,395	6,317,727
Páginas Amarelas	2,008,000	2,421,835
Unitel (i)	-	26,643,093
Banco Espírito Santo	-	2,632,000
Other	583,635	12,165
	9,131,030	38,026,820

(i)              This caption corresponds to the dividends received from Unitel in January 2007 related to its 2005 earnings.

(e)        In the first half of 2007, the caption “Cash receipts resulting from other investing activities” includes primarily Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 8), and Euro 31,247,010 related to the cash settlement of equity swaps over Portugal Telecom’s treasury shares (Note 8).

(f)            In the first half of 2008, the caption “Payments resulting from financial investments” includes Euro 156,045,756 related to the acquisition of Telemig which is detailed as follows:

Amount paid under the acquisition of shareholder control (Note 2)	224,834,831
Amount paid under the voluntary tender offers (Note 2)	102,014,801
Cash and cash equivalents of Telemig as at 1 April 2008 (Note 2)	(170,803,876)
156,045,756

(g)   These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In the first half of 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 438,069,573, and included primarily: (i) Euro 149 million related to the loan obtained by Vivo from the BNDES (Note 14); (ii) Euro 149 million related to the increase in the level of usage of the short-term commercial paper programme entered into by Portugal Telecom (Note 14); and (iii) Euro 90 million related to the loan obtained by Portugal Telecom from the European Investment Bank (Note 14).

In the first half of 2007, the cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 641,030,987 and are mainly related to the reduction in the level of usage of the of the short-term commercial paper programme entered into by Portugal Telecom, from Euro 749,411,565 as at 31 December 2006 to Euro 239,848,676 as at 30 June 2007.

(h)        During the six month periods ended 30 June 2008 and 2007, dividends paid were as follows:

	2008	2007
Portugal Telecom (Notes 16 and 19)	533,200,884	516,506,816
Vivo	8,951,669	-
Cabo Verde Telecom	3,222,356	4,869,879
MTC	-	5,513,324
Vivo	-	896,046
Other	62,249	1,228,966
	545,437,158	529,015,031

Portugal Telecom

17.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2008 and 31 December 2007 and transactions occurred during the first half of 2008 and 2007 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Vivo) are as follows:

	Loans granted		Accounts receivable		Accounts payable
Company	30 Jun 2008	31 Dec 2007	30 Jun 2008	31 Dec 2007	30 Jun 2008	31 Dec 2007
Vivo	-	-	21,147,864	23,466,477	120,326	92,701
Other international companies:
Unitel (i)	317,178	339,651	63,254,919	7,559,522	5,570,445	2,708,033
Médi Télécom	73,559,899	72,112,464	4,064,690	6,850,319	277,796	1,604,300
CTM	-	-	1,044,568	120,081	91,199	84,702
Multitel	918,459	918,459	3,675,308	3,514,930	150,431	180,935
Other	67,487	72,269	1,634,066	2,899,320	229,279	2,758,448
Domestic companies:
Páginas Amarelas	-	-	3,750,075	10,974,342	30,836,343	43,817,942
PT-ACS	-	-	5,802,329	1,618,869	358,256	341,132
Sportinveste Multimédia	35,112,655	35,318,668	478,556	320,422	-	-
Caixanet	-	-	5,497,407	3,233,842	-	-
Other	6,361,945	6,268,061	15,159,704	8,500,482	2,349,011	897,876
	116,337,623	115,029,572	125,509,486	69,058,606	39,983,086	52,486,069

(i)                  As at 30 June 2008, this caption includes dividends receivable from Unitel amounting to Euro 51 million related to its 2007 earnings.

	Costs		Revenues		Interest charged
Company	2008	2007	2008	2007	2008	2007
Vivo	-	-	31,830,823	26,838,849	-	-
Other international companies:
Unitel	4,494,437	3,742,174	7,678,299	6,777,850	10,307	13,159
Médi Télécom	1,600,805	3,855,931	5,679,283	5,398,855	1,490,194	1,395,088
CTM	66,960	134,923	1,036,159	169,920	-	-
Multitel	-	-	170,192	190,871	-	-
Other	896,399	1,060,124	1,051,734	1,223,467	-	-
Domestic companies:
Páginas Amarelas	32,949,876	28,793,607	1,454,935	1,170,967	-	-
PT-ACS	2,495,289	5,074,908	352,468	142,218	-	-
Sportinveste Multimédia	523,754	386,885	91,131	54,131	-	-
Caixanet	-	255,407	5,829,239	4,638,322	-	-
Other	599,340	540,881	12,384,602	5,891,056	270,475	140,838
	43,626,860	43,844,840	67,558,865	52,496,506	1,770,976	1,549,085

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

–                 Call center services rendered by Mobitel to Vivo;

–                 Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as selling advertising space in the directories.

Consolidated report | first half 2008	58

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the first half of 2008 and balances as at 30 June 2008 between Portugal Telecom and its major shareholders are as follows (including VAT):

	Sales and	Supplies and
	services	services
	rendered by	provided to
	Portugal	Portugal	Net interest	Accounts	Accounts
Company	Telecom	Telecom	received	receivable	payable
Caixa Geral de Depósitos	20,105,095	1,977,640	5,307,708	17,602,319	122,559
Visabeira	13,551,652	34,067,933	-	12,097,609	27,211,195
BES	13,117,255	10,666,659	7,607,558	4,296,256	337,783
Controlinveste	58,531	1,706,100	-	99,762	24,200

	46,832,533	48,418,332	12,915,266	34,095,946	27,695,737

The terms and contractual conditions in agreements entered by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 30 June 2008, Telefónica held 9.96% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c) Other

During the first half of 2008 and 2007, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2008		2007
	Fixed	Variable	Fixed	Variable
Executive board members	1,618,939	3,336,953	2,096,176	6,393,969
Non-executive board members	613,624	-	309,435	-
Supervisory board	402,857	-	417,775	-
	2,635,420	3,336,953	2,823,386	6,393,969

The variable component of remunerations of the Board of Directors in the first half of 2007 include extraordinary bonus proposed by reference shareholders and approved by the Remunerations Committee.

In addition to the above mentioned remunerations, Executive Board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações.

59

Portugal Telecom

Two of Portugal Telecom’s non-executive board members are also executive directors of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom during the first half of 2008 amounting to approximately Euro 0.8 million.

18.  Subsequent events

On 7 July 2008, TMN was notified by ICP-ANACOM, the Portuguese telecoms regulator, of the decision related to the specification of the obligation of price control concerning the wholesale markets of voice call termination in individual mobile networks. This decision establishes a meaningful reduction of the maximum prices to be applied by mobile operators with significant market power, as follows:

	TMN /
	Vodafone	Optimus
15 July 2008	0.080	0.096
1 October 2008	0.075	0.090
1 January 2009	0.070	0.084
1 April 2009	0.065	0.078
1 July 2009	0.065	0.072
1 October 2009	0.065	0.065

On 15 July 2008, Vivo launched the mandatory tender offers for the acquisition of all the remaining ordinary shares in the market of Telemig Celular Participações and Telemig Celular (Note 2).

On 25 July 2008, Portugal Telecom has concluded the Euro 2.1 billion share buyback programme, which was being executed since March 2007. In connection with this programme, Portugal Telecom has acquired in the market a total of 232,344,000 shares, including (1) 103,056,500 shares cancelled in September 2007 (Note 15), (2) 83,204,823 shares cancelled in March 2008 (Note 15), (3) 20,597,823 shares related to equity swaps contracted in the second quarter of 2008 and recognized as treasury shares as at 30 June 2008, and (4) 25,484,854 shares related to equity swaps contracted in July 2008 with a notional amount of Euro 179 million.

Consolidated report | first half 2008	60

Portugal Telecom

Independent auditors’ report

Consolidated report | first half 2008	61

Deloitte & Associados, SROC S.A.
Inscrição na OROC no 43
Registo na CMVM no 231

Edificio Atrium Saldanha
Praca Duque de Saldanha, 1 - 6[o]
1050-094 Lisboa
Portugal

LIMITED REVIEW REPORT ON THE HALF YEAR CONSOLIDATED FINANCIAL

INFORMATION PREPARED BY AN AUDITOR REGISTERED IN THE SECURITIES

MARKET COMMISSION (COMISSÃO DO MERCADO DE VALORES MOBILIARIOS)

(Translation of a report originally issued in Portuguese)

Introduction

1.                For the purposes of the Securities Market Code (Código dos Valores Mobiliários) we hereby present our limited review report on the consolidated financial information of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries, for the six month period ended 30 June 2008 included in the Board of Directors’ Report, in the consolidated balance sheet (that presents a total of 13,346,819,437 Euros and shareholders’ equity of 1,367,341,276 Euros, including a consolidated net profit attributable to shareholders of the Company of 252,915,736 Euros), in the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the six month period then ended and in the corresponding notes.

2.                The amounts in the financial statements, as well as that of the additional financial information, were extracted from the accounting records of the Company.

Responsibilities

3.                The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial information that presents a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated statement of recognised income and expenses and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as endorsed by the European Union (“IAS/IFRS”) for Interim Financial Statements (IAS 34 – Interim Financial Reporting) and that is complete, true, actual, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of an appropriate system of internal control; and (v) informing of any significant facts that have influenced their operations, financial position or results.

4.                Our responsibility is to verify the financial information contained in the documents referred to above, namely if, in all material respects, it is complete, true, actual, clear, objective and licit, as required by the Securities Market Code, and issue a professional and independent report which provides moderate assurance on that financial information, based on our work.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective ,subsidiaries and affiliates. Deloitte Touche Tohmatsu is an organization of member firms around the world devoted to excellence in providing professional services and advice, focused on client service through a global strategy executed locally in nearly 150 countries. With access to the deep intellectual capital of 1 20,000 people worldwide, Deloitte delivers services in four professional areas-audit, tax, consulting and corporate finance services-and serves more than one-half of the world’s largest companies, as well as large national enterprises, public institutions, locally important clients, and successful, fast-growing global growth companies. Services are not provided by the Deloitte Touche Tohmatsu Verein, and, for regulatory and other reasons, certain member firms do not provide services in all four professional areas.

As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, ‘Deloitte Touche Tohmatsu’, or other related names.

Capital Social: 500.000,00 euros - NIPC: 501 776311 - Matriculuda na CRC de Lisboa sob o n°11.743	Member of
Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6[o], 1050-094 Lisboa	Deloitte Touche Tohmatsu
Tel: +(351) 210 427 500 Fax: +(351) 210427 950- www.deloitte.com/pt
* Porto: Edificio Aviz, Av. da Boavista, 3523-1[o], 4100-139 Porto - Tel: ÷(351) 226 191 300- Fan: +(351) 226 101 204

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Scope

5.                Our work had the objective of obtaining moderate assurance about whether the financial information referred to above is exempt from material misstatements. Our work was performed in accordance with the Technical Review/Audit Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), was planned in accordance with that objective and consisted principally of enquiries and analytical procedures to review: (i) the reliability of the assertions included in the financial information; (ii) the adequacy of the accounting policies adopted, taking into consideration the circumstances and their consistent application; (iii) the applicability of the going concern concept; (iv) the presentation of the financial information; and (v) if, in all material respects, the financial information is complete, true, actual, clear, objective and licit, as required by the Securities Market Code.

6.                Our work also included verifying the consistency of the consolidated financial information included in the Board of Directors’ Report with the remaining documents referred to above.

7.                We believe that our work provides a reasonable basis for issuing this limited review report on this half year information.

Opinion

8.                Based on our work, which was performed with the objective of obtaining moderate assurance, nothing came to our attention that leads us to believe that the consolidated financial information for the six month period ended 30 June 2008, referred to in paragraph 1 of Portugal Telecom, SGPS, S.A. and its subsidiaries, is not exempt from material errors that affect its conformity with International Financial Reporting Standards as endorsed by the European Union for Interim Financial Statements (lAS 34 — Interim Financial Reporting), applied consistently with the previous period, except the change referred in paragraph 9 and that, in accordance with the definitions included in the standards referred to in paragraph 5, is not complete, true, actual, clear, objective and licit.

Emphasis

9.                As referred to in Note 3 of the notes to the consolidated financial statements, the Company adopted as of 30 June 2008, the accounting policy to record at fair value the real estate related with its operations, which impact consists of increasing assets, liabilities and shareholders’ equity as of that date by, approximately, 208,133,000 Euro, 55,155,000 Euro and 152,978,000 Euro, respectively.

Lisbon, 1 August 2008

DELOI’TE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

2

Portugal Telecom

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext or Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired asset.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

Consolidated report | first half 2008	64

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

65

Portugal Telecom

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Zeinal Bava	Santiago Fernández Valbuena
	Executive officers	José María Álvarez-Pallete López
	Luís Pacheco de Melo	Joaquim Goes
	António Caria	Amílcar de Morais Pires
	Rui Pedro Soares	Francisco Marques Bandeira
Jorge Tomé
Nuno de Almeida e Vasconcellos
Rafael Mora Funes
João de Mello Franco
Thomaz Paes de Vasconcellos
José Xavier de Basto
Franquelim Alves
Gerald McGowan
Francisco Pereira Soares
Fernando Soares Carneiro
Luís de Azevedo Coutinho

Consolidated report | first half 2008	66

Key figures

Consolidated financial highlights	Euro million

	1H08	1H07	y.o.y
Operating revenues	3,250.1	2,955.8	10.0%
Operating costs, excluding D&A	2,079.1	1,809.0	14.9%
EBITDA (1)	1,171.1	1,146.8	2.1%
EBITDA pre PRBs (2)	1,192.9	1,129.5	5.6%
Income from operations (3)	561.5	606.2	(7.4%)
Net income	252.9	429.1	(41.1%)
Net income excluding exceptional items (4)	300.5	336.8	(10.8%)
Capex (5)	358.4	298.5	20.1%
Capex as % of revenues (%)	11.0	10.1	0.9pp
EBITDA pre PRBs minus Capex	834.5	831.0	0.4%
Operating cash flow	716.9	629.7	13.8%
Net debt	5,800.0	4,280.4	35.5%
After-tax unfunded obligations	1,107.1	905.3	22.3%
EBITDA margin (%) (6)	36.0	38.8	(2.8pp)
Net debt / EBITDA (x) (7)	2.5	1.9	0.6x
EBITDA / net interest (x)	10.1	12.6	(2.5x)
Earnings per share (8)	0.27	0.37	(28.3%)
Earnings per share excluding exceptional items (4) (8)	0.31	0.29	7.5%

(1) EBITDA = income from operations + depreciation and amortisation. (2) EBITDA pre PRBs = EBITDA + post retirement benefits. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) Net income adjusted for several exceptional items. (5) Capex in 1H08 excludes the acquisition of 3G licenses in Brazil (Euro 227 million). In 1H07 capex excludes Euro 8 million related to the additional commitments under the terms of UMTS license. (6) EBITDA margin = EBITDA / operating revenues.
(7) Net debt divided by EBITDA. (8) Earnings per share computed using the net income, with and without the adjustments of the exceptional items, less the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	1H08	1H07	y.o.y
Main accesses ('000)	4,156	4,342	(4.3%)
Retail accesses	3,678	3,861	(4.7%)
PSTN/ISDN	2,894	3,146	(8.0%)
Traffic-generating lines	2,700	2,833	(4.7%)
Carrier pre-selection	194	313	(38.0%)
ADSL retail (1)	667	715	(6.7%)
TV customers	116	0	n.m.
Wholesale accesses	478	481	(0.7%)
Unbundled local loops	315	244	29.0%
Wholesale line rental	106	173	(38.6%)
ADSL wholesale	57	64	(11.3%)
Net additions ('000)	(20)	(62)	(67.0%)
Retail accesses	(5)	(141)	(96.7%)
PSTN/ISDN	(116)	(171)	(32.0%)
Traffic-generating lines	(72)	(76)	(4.6%)
Carrier pre-selection	(44)	(95)	(53.9%)
ADSL retail	16	30	(47.6%)
TV customers	96	0	n.m.
Wholesale accesses	(16)	79	n.m.
Unbundled local loops	24	48	(51.0%)
Wholesale line rental	(34)	31	n.m.
ADSL wholesale	(6)	(1)	n.m.
Retail RGU per access (2)	1.27	1.23	3.5%
ARPU (Euro)	30.1	30.2	(0.3%)
Voice	23.6	24.3	(3.0%)
Data & other	6.4	5.8	10.6%
Total traffic (million minutes)	5,944	6,364	(6.6%)
Retail traffic	2,505	2,659	(5.8%)
Wholesale traffic	3,439	3,705	(7.2%)
Employees	6,172	6,979	(11.6%)

(1) In 1H08 reflects a database cleanup of 103 thousand customers (related to inactive prepaid broadband customers), undertaken at the end of 2007.

(2) Retail accesses per PSTN/ISDN line

67

Portugal Telecom

Domestic mobile operating data (1)

	1H08	1H07	y.o.y
Customers ('000)	6,485	5,814	11.5%
Net additions ('000)	223	110	102.6%
MOU (minutes)	114	118	(3.1%)
ARPU (Euro)	18.5	19.4	(4.9%)
Customer	14.9	15.5	(3.8%)
Interconnection	3.2	3.5	(5.9%)
ARPM (Euro cents)	16.2	16.5	(1.8%)
Data as % of service revenues (%)	18.8	14.1	4.7pp
SARC (Euro)	38.1	51.7	(26.4%)
Employees	1,140	1,126	1.2%

(1) Includes MVNO subscribers.

Brazilian mobile operating data (1)

	1H08	1H07	y.o.y
Customers ('000)	40,435	30,241	33.7%
Market share (%)	30.4	28.4	2.0pp
Net additions ('000)	2,965	1,187	149.7%
MOU (minutes)	86	76	13.4%
ARPU (R$)	29.1	29.9	(2.7%)
Customer	16.7	16.5	0.9%
Interconnection	12.3	13.2	(7.0%)
Data as % of service revenues (%)	10.3	8.0	2.2pp
SARC (R$)	92.7	109.5	(15.3%)
Employees	8,232	5,494	49.8%

(1) Operating data calculated using Brazilian GAAP.

Consolidated report | first half 2008	68

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2008, comprised 942,595,177 shares with a par value of 3 cents each, with 942,594,677 shares listed on the Euronext and the New York Stock Exchange. There were 47,720,941 ADRs registered on the same date, representing 5.1% of PT’s total share capital.

Stock market data

	1H08	1H07
As at 30 June
Share capital (Euro)	28,277,855.31	33,865,695.00
Number of shares	942,595,177	1,128,856,500
Price (Euro) (1)	7.21	8.55
Market capitalisation (Euro million) (1)	6,796	9,650

Price / transactions
High (Euro) (1)	9.45	8.90
Low (Euro) (1)	6.90	7.94
Volume (million of shares)	590	812
Traded Value (Euro million)	4,644	8,441
% of total traded volume (Euronext Lisbon)	14.2%	16.3%

Performance
Portugal Telecom (1)	(15.7%)	8.4%
PSI-20	(33.5%)	40.8%
DJ Stoxx Telecom Europe	(19.8%)	30.4%

(1) Prices adjusted by the spin-off of PT Multimédia, which was completed in November 2007.

Financial timetable 2008

28 February

Full year results 2007

28 March

Annual General Shareholders’ Meeting

Form 20-F filing with the SEC

8 May

First quarter results 2008

7 August

First half results 2008

13 November

First nine months results 2008

69

Portugal Telecom

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

Consolidated report | first half 2008	70

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.